Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179488

BEAZER HOMES USA, INC.

Offers To Exchange Common Stock of Beazer Homes USA, Inc. for

Any and All of its Outstanding 7.50% Mandatory Convertible Subordinated Notes Due 2013

and

Any and All of its Outstanding 7.25% Tangible Equity Units

Subject to the terms and conditions described in this prospectus

Beazer Homes USA, Inc., or the Company, hereby offers, upon the terms and subject to the conditions described in this prospectus and the accompanying letters of transmittal, to exchange newly issued shares of its common stock, $0.001 par value per share, or Common Stock, for (i) any and all of its outstanding 7.50% Mandatory Convertible Subordinated Notes due 2013, or the Notes, and (ii) any and all of its outstanding 7.25% Tangible Equity Units, or the Units. No fractional shares of Common Stock will be paid to holders of the Subject Securities in connection with the exchange offers. In the event that an exchange yields a fractional share, in lieu of the fraction of a share, the Company will round up to the next whole share of Common Stock. The offer to exchange the Notes (the “Notes exchange offer”) and the offer to exchange the Units (the “Units exchange offer” and together with the Notes exchange offer, the “exchange offers”) are two separate and distinct offers and neither offer is conditioned upon the consummation of the other offer or on any minimum aggregate principal amount of Notes or aggregate number of Units being tendered. The Notes and the Units are sometimes referred to collectively as the “Subject Securities.”

Each of the exchange offers will expire at 12:00 a.m., New York City time, March 12, 2012, unless either exchange offer is extended or earlier terminated by the Company. You may withdraw Subject Securities tendered in either exchange offer at any time prior to the expiration date of the applicable exchange offer. You should carefully review the procedures for tendering Subject Securities beginning on page 34.

Pursuant to the Notes exchange offer, holders who validly tender and do not validly withdraw their Notes will receive, for each $25 principal amount of Notes, 5.7348 shares of Common Stock. On January 15, 2013, which is the mandatory conversion date of the Notes, holders may be entitled to a maximum of 5.4348 shares per Note depending on the trading price of our Common Stock at such time. Accordingly, the Notes exchange offer allows tendering holders to receive the maximum number of shares of Common Stock they could receive on the mandatory conversion date, plus an additional 0.30 shares of Common Stock (the “premium”). Holders who tender their Notes in the Notes exchange offer will not receive any accrued and unpaid interest.

Pursuant to the Units exchange offer, holders who validly tender and do not validly withdraw their Units will receive, for each Unit, 4.9029 shares of Common Stock. Each Unit is comprised of a prepaid stock purchase contract and a senior amortizing note. As of February 28, 2012, each amortizing note had a remaining principal amount of $2.559. On August 15, 2013, the maturity date, each purchase contract will automatically settle for a maximum of 4.3029 shares of our Common Stock depending on the trading price of our Common Stock at such time. Accordingly, the Units exchange offer allows tendering holders to receive the maximum number of shares of Common Stock they could receive at maturity, plus an additional 0.60 shares of Common Stock. Holders who tender their Units in the Units exchange offer will not receive any accrued and unpaid interest on the amortizing notes that comprise a part of their tendered Units.

As of February 28, 2012, $57.5 million aggregate principal amount of Notes was outstanding and 3,000,000 Units were outstanding. The Notes are listed for trading on The New York Stock Exchange, or the NYSE, under the symbol “BZMD.” The Units are listed for trading on the NYSE under the symbol “BZU.” Our Common Stock is listed on the NYSE under the symbol “BZH.” The closing price of our Common Stock on February 27, 2012 was $3.23 per share. We expect the shares of Common Stock offered by this prospectus to be listed on the NYSE.

Consummation of each of the exchange offers is subject to the conditions described in “The Exchange Offers — Conditions of the Exchange Offers.” The exchange offers are not conditioned on any minimum amount of Subject Securities being tendered.

See “Risk Factors” beginning on page 10 for a discussion of factors you should consider in evaluating each of the exchange offers.

You must make your own decision whether to tender Subject Securities in the exchange offers, and, if so, the amount of Subject Securities to tender. Neither we, the dealer managers, the information agent, the exchange agent, nor any other person is making any recommendation as to whether or not you should tender your Subject Securities for exchange in either of the exchange offers.

We are not asking you for a proxy and you are requested not to send us a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The dealer managers for each of the exchange offers are:

Citi                          Credit Suisse

The date of this prospectus is March 9, 2012.

IMPORTANT

As used in this prospectus, unless the context indicates otherwise, the terms “Company,” “we,” “our” and “us” refer to Beazer Homes USA, Inc. and its subsidiaries.

Unless otherwise indicated, the information contained in this prospectus does not reflect any additional shares of Common Stock that may be issued in connection with the rounding up of fractional shares to the next whole share of Common Stock as described herein, as the Company does not expect that such rounding will result in the issuance of a material number of additional shares of Common Stock.

All the Subject Securities were issued in book-entry form, and all the Subject Securities are currently represented by one or more global certificates held for the account of The Depository Trust Company, or DTC.

Should you have any questions as to the procedures for tendering your Subject Securities, please call your broker, dealer, commercial bank, trust company or other nominee, or call the information agent at its telephone number set forth on the back cover page of this prospectus.

You may tender your Subject Securities by transferring the Subject Securities through DTC’s Automated Tender Offer Program, or ATOP, or following the other procedures described under “The Exchange Offers — Procedures for Tendering Subject Securities.”

We are not providing for guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC on or prior to the expiration date of the applicable exchange offer. If you hold your Subject Securities through a broker, dealer, commercial bank, trust company or other nominee, you should consider that such entity may require you to take action with respect to the exchange offers a number of days before the applicable expiration date in order for such entity to tender Subject Securities on your behalf on or prior to the applicable expiration date.

We are incorporating by reference into this prospectus important business and financial information that is not included in or delivered with this prospectus. This information is available without charge to security holders

i

upon written or oral request. Requests should be directed to Beazer Homes USA, Inc., Attn: Secretary, 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328, Telephone: (770) 829-3700 or at our website at www.beazer.com. In order to ensure timely delivery of such documents, security holders must request this information promptly. Accordingly, any request for documents should be made as soon as possible to ensure timely delivery of the documents prior to the applicable expiration date of each of the exchange offers.

You should rely only on the information contained or incorporated by reference in this prospectus. The Company has not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Company is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus or the date of the document incorporated by reference only, as applicable. Our business, financial condition, results of operations and prospects may have changed since such applicable date.

ii

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may obtain these materials from us at no cost by writing or telephoning us at Beazer Homes USA, Inc., Attn: Secretary, 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328, Telephone: (770) 829-3700 or at our website at www.beazer.com. In order to ensure timely delivery of such documents, security holders must request this information promptly. Accordingly, any request for documents should be made as soon as possible to ensure timely delivery of the documents prior to the applicable expiration date of each of the exchange offers. Except for the documents described below, information on our website is not incorporated by reference into this prospectus. In addition, the SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus incorporates important business and financial information about the Company from documents filed with the SEC that are not included in or delivered with this prospectus. We “incorporate by reference” important information by referring you to another document we filed separately with the SEC. This means that the information incorporated by reference is deemed to be part of this prospectus, unless superseded by information included in this prospectus or by information in subsequently filed documents that we incorporate by reference in this prospectus.

Specifically, we incorporate herein by reference the documents set forth below:

•	Annual Report on Form 10-K for the year ended September 30, 2011;

•	Quarterly Report on Form 10-Q for the quarter ended December 31, 2011;

•	Current Reports on Form 8-K filed on November 22, 2011, February 8, 2012 and February 13, 2012;

•	Definitive Proxy Statement on Schedule 14A filed on December 22, 2011;

•	The description of the Notes, at pages S-28 to S-44 of our prospectus supplement filed pursuant to Rule 424(b) on January 7, 2010;

•

The description of the Units, including the description of the purchase contracts and the description of the amortizing notes that comprise a part of the Units, at pages S-30 to S-52 of our prospectus supplement filed pursuant to Rule 424(b) on May 5, 2010; and

•

The description of Beazer Homes USA, Inc. common stock contained in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act filed on January 28, 1994, and any subsequently filed amendments and reports updating such description.

In addition, we also incorporate by reference into this prospectus all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of this prospectus to the date that the exchange offers are completed (or the date that the exchange offers are terminated).

Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 (or information disclosed in Item 9.01 to the extent it relates to Items 2.02 or 7.01) of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

You may obtain any of the documents incorporated by reference herein (excluding exhibits) as described above under “Where You Can Find Additional Information.”

iii

SUMMARY

The following summary contains basic information about each of the exchange offers. It is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information you should consider before deciding whether to participate in either of the exchange offers. You should read this entire prospectus carefully, including the section titled “Risk Factors,” before making an investment decision. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Beazer Homes USA, Inc.

We are a geographically diversified homebuilder with active operations in 16 states. Our homes are designed to appeal to homeowners at various price points across various demographic segments and are generally offered for sale in advance of their construction. Our objective is to provide our customers with homes that incorporate exceptional value and quality while seeking to maximize our return on invested capital over time.

We are a Delaware corporation. Our principal executive offices are located at 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328, telephone (770) 829-3700.

The Exchange Offers

We have summarized the material terms of each of the exchange offers below. Before you decide whether to tender your Subject Securities in the applicable exchange offer, you should read the entire prospectus, including the detailed descriptions under the headings “The Exchange Offers” and “Risk Factors.”

Offeror	Beazer Homes USA, Inc.

Securities Subject to the Exchange Offers	Any and all of our outstanding 7.50% Mandatory Convertible Subordinated Notes due 2013 and any and all of our outstanding 7.25% Tangible Equity Units. As of the date of this offer to purchase, $57.5 million aggregate principal amount of Notes is outstanding and 3,000,000 Units are outstanding.

On January 15, 2013, the mandatory conversion date of the Notes, holders may be entitled to a maximum of 5.4348 shares per Note depending on the trading price of our Common Stock at such time (the “maximum conversion rate”). The Notes bear interest at a rate of 7.50% per annum paid quarterly on January 15, April 15, July 15 and October 15 of each year until maturity. On January 15, 2013, the maturity date of the Notes, the Notes automatically convert into shares of Common Stock based on the conversion rates described therein. In addition to the Common Stock issuable upon conversion of the Notes at maturity, holders of Notes have the right to receive an amount in cash equal to all accrued and unpaid interest on their Notes up to but excluding the maturity date.

Each Unit is comprised of two parts:

• a prepaid stock purchase contract; and

• a senior amortizing note.

As of February 28, 2012, each amortizing note had a remaining principal amount of $2.559. On August 15, 2013, the mandatory settlement date of the Units, each purchase contract would automatically settle for a maximum of 4.3029 shares of Common Stock depending on the trading price of our Common Stock at such time.

Each amortizing note had an initial principal amount of $5.246, bears interest at the rate of 7.00% per annum and will have a scheduled final installment payment date on the mandatory settlement date. On each August 15, November 15, February 15 and May 15 until settlement, we pay equal installments of $0.453125 on each amortizing note. Each installment constitutes a payment of interest and a partial repayment of principal.

The Exchange Offers	The Company is offering, upon the terms and subject to the conditions described in this prospectus and the accompanying letters of transmittal, to exchange shares of Common Stock for any and all of its outstanding Notes and Units.

Pursuant to the Notes exchange offer, holders who validly tender and do not validly withdraw their Notes prior to 12:00 a.m., New York City time, on the applicable expiration date will receive 5.7348 shares of Common Stock for each $25 principal amount of Notes. Holders who tender their Notes in the Notes exchange offer will not receive any accrued and unpaid interest on tendered Notes.

The Notes exchange offer allows tendering holders to receive the maximum number of shares of Common Stock they could receive on the mandatory conversion date, plus an additional 0.30 shares of Common Stock.

Pursuant to the Units exchange offer, holders who validly tender and do not validly withdraw their Units prior to 12:00 a.m., New York City time, on the applicable expiration date will receive for each Unit 4.9029 shares of Common Stock.

The Units exchange offer allows tendering holders to receive the maximum number of shares of Common Stock they could receive upon settlement of a purchase contract at maturity, plus an additional 0.60 shares of Common Stock.

Holders who tender their Units in the Units exchange offer will not receive any accrued and unpaid interest on the amortizing notes that comprise a part of their tendered Units.

No fractional shares of Common Stock will be paid to holders of the Subject Securities in connection with the exchange offers. In the event that an exchange yields a fractional share, in lieu of the fraction of a share, the Company will round up to the next whole share of Common Stock. This rounded amount will be the number of shares of Common Stock such tendering holder will receive, and such tendering holder will not receive any cash in lieu of any fractional shares.

The Company will accept for exchange all Subject Securities validly tendered and not validly withdrawn prior to the expiration date of the applicable exchange offer, upon the terms and subject to the conditions described in this prospectus and the accompanying letters of transmittal.

As of the date of this prospectus, all of the Subject Securities are registered in the name of Cede & Co., which holds the Subject Securities for DTC participants. See “The Exchange Offers — Terms of the Notes Exchange Offer” and “The Exchange Offers — Terms of the Units Exchange Offer.”

Conditions of the Exchange Offers	Among other conditions, the exchange offers are conditioned upon the effectiveness of the registration statement of which this prospectus forms a part, no stop order suspending the effectiveness of the registration statement and no proceeding for that purpose shall have been instituted or be pending, contemplated or threatened by the SEC and the other closing conditions described in “The Exchange Offers — Conditions of the Exchange Offers.” The exchange offers are not conditioned on any minimum amount of Subject Securities being tendered. Except as to the requirements that the registration statement be declared effective by the SEC and there be no stop orders suspending the effectiveness of such registration statement, which the Company will not waive, the Company may waive the conditions to either of the exchange offers in its sole and absolute discretion. See “The Exchange Offers — Conditions of the Exchange Offers.”

Purpose of the Exchange Offers	The purpose of the exchange offers is to exchange any and all outstanding Subject Securities for Common Stock in order to reduce our indebtedness and ongoing interest expense.

Accrued and Unpaid Interest	As described under “— The Exchange Offers” above, security holders participating in the exchange offers will forgo accrued and unpaid interest on the Notes and the amortizing notes that comprise a part of the Units.

Expiration Date	The expiration date for each of the Notes exchange offer and the Units exchange offer will be 12:00 a.m., New York City time, on March 12, 2012, or the expiration date, unless extended or earlier terminated by the Company. The Company may extend the expiration date for either exchange offer for any reason in its sole and absolute discretion. If the Company decides to extend an expiration date, it will announce any extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration date of the applicable exchange offer. See “The Exchange Offers — Expiration Date; Extensions; Amendments.”

If a broker, dealer, commercial bank, trust company or other nominee holds your Subject Securities, such nominee may have an earlier deadline for accepting the offer. You should promptly contact the broker, dealer, commercial bank, trust company or other nominee that holds your Subject Securities to determine its deadline.

Settlement Date	The settlement date in respect of any Subject Securities that are validly tendered prior to the applicable expiration date is expected to be promptly following such expiration date and is anticipated to be March 20, 2012 for each exchange offer. See “The Exchange Offers — Settlement Date.”

Termination of the Exchange Offers	The Company reserves the right to terminate either or both of the exchange offers at any time prior to the completion of such exchange offer in its sole and absolute discretion if any of the conditions under “The Exchange Offers — Conditions of the Exchange Offers” have not been satisfied. See “The Exchange Offers — Termination of the Exchange Offers.”

Procedures for Tendering Subject Securities	Holders of Subject Securities desiring to accept either of the exchange offers must tender their Subject Securities through DTC’s Automated Tender Offer Program, or ATOP. A security holder who wishes to tender its Subject Securities must either deliver an Agent’s Message or sign and return the applicable letter of transmittal, including all other documents required by the applicable letter of transmittal, as described under “The Exchange Offers — Procedures for Tendering Subject Securities.” We are not providing for tenders of Subject Securities by guaranteed delivery procedures. See “The Exchange Offers — Procedures for Tendering Subject Securities.”

If your Subject Securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that registered holder promptly and instruct him, her or it to tender your Subject Securities on your behalf.

You are urged to instruct your broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to allow adequate processing time for your instruction.

WE ARE NOT PROVIDING FOR GUARANTEED DELIVERY PROCEDURES AND THEREFORE YOU MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED DURING NORMAL BUSINESS HOURS OF DTC PRIOR TO THE APPLICABLE EXPIRATION DATE.

Acceptance of Subject Securities and Delivery of Common Stock	The Company will, subject to the terms and conditions described in this prospectus, accept all Subject Securities that are validly tendered and not validly withdrawn prior to 12:00 a.m., New York City time, on the applicable expiration date. The shares of Common Stock issued as part of the exchange offers will be delivered promptly after the Company accepts the Subject Securities. See “The Exchange Offers — Acceptance of Subject Securities for Exchange; Delivery of Common Stock.”

Withdrawal Rights	Holders may withdraw the Subject Securities they have tendered at any time prior to 12:00 a.m., New York City time, on the applicable expiration date. See “The Exchange Offers — Withdrawal Rights.”

Consequences of Failure to Exchange Subject Securities	Subject Securities not exchanged in the exchange offers will remain outstanding after consummation of the applicable exchange offer and will continue to accrue any interest in accordance with their terms. Following completion of, and as a result of, the exchange offers, the trading market for the remaining outstanding Subject Securities may be less liquid and the Subject Securities may no longer be listed on the NYSE. See “Risk Factors — The liquidity of any trading market that currently exists for the Subject Securities may be adversely affected by the exchange offers, and holders of the Subject Securities who fail to tender their Subject Securities may find it more difficult to sell their Subject Securities.”

Holders of Subject Securities that remain outstanding will continue to have the same rights under the Subject Securities as they are entitled to today.

Use of Proceeds	The Company will not receive any proceeds from the exchange offers.

Risk Factors	You should carefully consider in its entirety all of the information set forth in this prospectus, as well as the information incorporated by reference in this prospectus, and, in particular the section entitled “Risk Factors,” before deciding whether to participate in either of the exchange offers.

U.S. Federal Income Tax Considerations	For a summary of the material U.S. federal income tax considerations of the offer, see “Material U.S. Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax consequences of participating in either of the exchange offers.

Market Price and Trading	On February 27, 2012, the closing price for our Common Stock on the NYSE was $3.23 per share, the closing price for the Notes on the NYSE was $18.47 per Note and the closing price for the Units on the NYSE was $15.92 per Unit. The Notes are currently traded on the NYSE under the symbol “BZMD.” The Units are currently traded on the NYSE under the symbol “BZU.” We expect the shares of our Common Stock offered by this prospectus to be listed on the NYSE under the symbol “BZH” prior to the settlement of the applicable exchange offer.

Brokerage Commissions	No brokerage commissions are payable by the holders of the Subject Securities to the dealer managers, the information agent, the exchange agent or us. If your Subject Securities are held through a broker, dealer, commercial bank, trust company or other nominee who tenders the Subject Securities on your behalf, such nominee may charge you a commission for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Dealer Managers	Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are the dealer managers for each of the exchange offers.

Exchange Agent	American Stock Transfer & Trust Company is the exchange agent for each of the exchange offers.

Information Agent	D.F. King & Co., Inc. is the information agent for each of the exchange offers.

Fees and Expenses	The Company will pay all fees and expenses it incurs in connection with each of the exchange offers. See “The Exchange Offers — Fees and Expenses.”

Appraisal Rights	Holders who do not tender their Subject Securities pursuant to the exchange offers will have no appraisal rights under applicable state law or otherwise.

Questions	If you have any questions regarding the terms of the exchange offers, please contact the dealer managers. If you have questions regarding the procedures for tendering Subject Securities in the exchange offers, please contact the exchange agent. If you have any other questions or requests for assistance, or requests for additional copies of this prospectus or of the accompanying letters of transmittal, please contact the information agent. The contact information for the dealer managers, the exchange agent and the information agent is located on the back cover of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus and in the documents incorporated by reference herein that are not historical in nature and constitute forward-looking statements. These statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “project,” “target,” “plan,” “expect,” “will,” “should,” “would” or similar statements. You are cautioned not to put undue reliance on forward-looking statements, which speak only as of the date thereof. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to:

•

the final outcome of various putative class action lawsuits, multi-party suits and similar proceedings as well as the results of any other litigation or government proceedings and fulfillment of the obligations in the deferred prosecution agreement and consent orders with governmental authorities and other settlement agreements;

•	additional asset impairment charges or writedowns;

•	economic changes nationally or in local markets, including changes in consumer confidence, declines in employment levels, volatility of mortgage interest rates and inflation;

•	the effect of changes in lending guidelines and regulations;

•	a slower economic rebound than anticipated, coupled with persistently high unemployment and additional foreclosures;

•	continued or increased downturn in the homebuilding industry;

•	estimates related to homes to be delivered in the future (backlog) are imprecise as they are subject to various cancellation risks which cannot be fully controlled;

•	continued or increased disruption in the availability of mortgage financing or number of foreclosures in the market;

•

our cost of and ability to access capital and otherwise meet our ongoing liquidity needs including the impact of any downgrades of our credit ratings or reductions in our tangible net worth or liquidity levels;

•	potential inability to comply with covenants in our debt agreements or satisfy such obligations through repayment or refinancing;

•	increased competition or delays in reacting to changing consumer preference in home design;

•	shortages of or increased prices for labor, land or raw materials used in housing production;

•

factors affecting margins such as decreased land values underlying land option agreements, increased land development costs on communities under development or delays or difficulties in implementing initiatives to reduce production and overhead cost structure;

•	the performance of our joint ventures and our joint venture partners;

•	the impact of construction defect and home warranty claims including those related to possible installation of drywall imported from China;

•	the cost and availability of insurance and surety bonds;

•	delays in land development or home construction resulting from adverse weather conditions;

•

potential delays or increased costs in obtaining necessary permits as a result of changes to, or complying with, laws, regulations, or governmental policies and possible penalties for failure to comply with such laws, regulations and governmental policies;

•	potential exposure related to additional repurchase claims on mortgages and loans originated by Beazer Mortgage Corporation;

•	estimates related to the potential recoverability of our deferred tax assets;

•	effects of changes in accounting policies, standards, guidelines or principles;

•	terrorist acts, acts of war and other factors over which the Company has little or no control; and

•	those matters listed in our Annual Report on Form 10-K for the year ended September 30, 2011.

It is not possible to foresee or identify all such factors. We undertake no obligation to revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below, in the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2011 and elsewhere in our reports filed with the SEC before making an investment decision. Our results of operations, financial condition and business prospects could be harmed by any of these risks. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to the Exchange Offers

Upon consummation of the applicable exchange offer, holders who tender their Subject Securities will lose their rights under the Subject Securities, including, without limitation, rights to future interest and automatic conversion at maturity with respect to the Notes and rights to future principal and interest payments on the amortizing notes and settlement of the purchase contracts with respect to the Units, and rights as a creditor of the Company.

If you tender your Subject Securities pursuant to the applicable exchange offer, you will be giving up all of your rights as a noteholder or unitholder, as applicable, including, without limitation, as applicable, rights to future payments of interest on the Notes and the automatic conversion of the Notes at maturity and rights to future principal and interest payments on the amortizing notes and settlement of the purchase contracts with respect to the Units, and you will cease to be a creditor of the Company. You also will be giving up the right to convert your Subject Securities in accordance with their terms and the right to adjustments in the conversion or settlement rate, as applicable, for the Subject Securities in the event the Company pays dividends or engages in certain other transactions.

The liquidity of any trading market that currently exists for the Subject Securities may be adversely affected by the exchange offers, and holders of the Subject Securities who fail to tender their Subject Securities may find it more difficult to sell their Subject Securities.

If a significant percentage of the Subject Securities are exchanged in the exchange offers, the liquidity of the trading market for the Subject Securities, if any, after the completion of the exchange offers may be substantially reduced. Any Subject Securities exchanged will reduce the amount of Subject Securities outstanding. As a result, the Subject Securities may trade at a discount to the price at which they would trade if the applicable exchange offer was not consummated, subject to prevailing interest rates, the market for similar securities and other factors. The smaller outstanding amount of the Subject Securities may also make the trading prices of the Subject Securities more volatile. If the exchange offers are consummated, there might not be an active market in the Subject Securities and the absence of an active market could adversely affect your ability to trade the Subject Securities or the prices at which the Subject Securities may be traded. In addition, the NYSE will consider de-listing any outstanding Notes if, following the Notes exchange offer, the aggregate principal amount of publicly-held outstanding Notes is less than $2.5 million (such amount representing 100,000 tradable units of Notes in $25 denominations), the number of holders of outstanding Notes is less than 100, the aggregate market value of the outstanding Notes is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding Notes in light of all pertinent facts as determined by the NYSE. The NYSE will consider de-listing any outstanding Units if, following the Units exchange offer, the number of publicly-held outstanding Units is less than 100,000, the number of holders of outstanding Units is less than 100, the aggregate market value of outstanding Units is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding Units in light of all pertinent facts as determined by the NYSE. We do not intend to reduce the number of Subject Securities accepted in either of the exchange offers to prevent the de-listing of the Subject Securities from the NYSE.

Following the exchange offers, we may repurchase additional Notes or Units that remain outstanding, and the terms of such repurchases may be more or less favorable than the exchange offers.

Following completion of each of the exchange offers, we may repurchase additional Notes or Units that remain outstanding in the open market, in privately negotiated transactions or otherwise. Future purchases of Notes or Units that remain outstanding after the exchange offers may be on terms that are more or less favorable than the exchange offers. However, Exchange Act Rule 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Notes or Units other than pursuant to the applicable exchange offer until 10 business days after the expiration date of such exchange offer, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

The Company has not made a recommendation with regard to whether or not you should tender your Subject Securities in either of the exchange offers, and the Company has not obtained a third-party determination that the exchange offers are fair to the holders of the Subject Securities.

None of the Company, the dealer managers, the information agent, or the exchange agent is making a recommendation as to whether holders of the Subject Securities should exchange their Subject Securities pursuant to either of the exchange offers. The Company has not retained and does not intend to retain any unaffiliated third party representative to act solely on behalf of the holders of the Subject Securities for purposes of negotiating the terms of these offers and/or preparing a report concerning the fairness of these offers. You must make your own independent decision regarding your participation in the exchange offers based upon your own assessment of the market value of the Subject Securities, the likely value of the Common Stock you will receive, your liquidity needs and your investment objectives.

The failure to timely complete the exchange offers successfully could negatively affect the market price of the Common Stock and the trading price of the Subject Securities.

Several conditions must be satisfied or waived before we may complete the exchange offers, including that no material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs occurs prior to 12:00 a.m., New York City time, on the applicable expiration date. In addition, to the extent permitted by law, we reserve the right to extend either or both of the exchange offers in our sole discretion. If either or both of the exchange offers is not timely completed, the market price of the Common Stock and the trading price of the Notes or Units, as applicable, may decline to the extent that such prices reflect the assumption that the applicable exchange offer will be completed on the scheduled expiration date. In addition, to the extent that we extend either or both of the exchange offers, many of the risks described elsewhere in these “Risks Related to the Exchange Offers” may be exacerbated.

The tax benefits of our net operating loss carryforwards and any future recognized built-in losses in our assets will be substantially limited if we experience an “ownership change” as defined in Section 382 of the Internal Revenue Code in connection with the exchange offers.

Based on recent impairments and our current financial performance, over the past few years we have generated and are currently carrying forward certain net operating losses and could possibly generate additional net operating losses in future years. In addition, we believe we have significant “built-in losses” in our assets (i.e. an excess tax basis over current fair market value) that may result in tax losses as such assets are sold. Net operating losses generally may be carried forward for a 20-year period to offset future earnings and reduce our federal income tax liability. Built-in losses, if and when recognized, generally will result in tax losses that may then be deducted or carried forward. However, if we experience an “ownership change” under Section 382 of the Internal Revenue Code, our ability to realize these tax benefits may be significantly limited.

Section 382 contains rules that limit the ability of a company that undergoes an “ownership change,” which is generally defined as any change in ownership of more than 50% of its common stock over a three-year period, to utilize its net operating loss carryforwards and certain built-in losses or deductions, as of the ownership change date, that are recognized during the five-year period after the ownership change. These rules generally operate by focusing on changes in the ownership among shareholders owning, directly or indirectly, 5% or more of the company’s common stock (including changes involving a shareholder becoming a 5% shareholder) or any change in ownership arising from a new issuance of stock or share repurchases by the company.

If the exchange offers result in an “ownership change” for purposes of Section 382, our ability to use certain of our net operating loss carryforwards and recognize certain built-in losses or deductions would be limited by Section 382. Based on the resulting limitation, a significant portion of our net operating loss carryforwards and any future recognized built-in losses or deductions could expire before we would be able to use them. Our inability to utilize our net operating loss carryforwards and any future recognized built-in losses or deductions could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to the Common Stock

Our stock price is volatile and could further decline, which could result in substantial losses for stockholders.

The securities markets in general and our Common Stock in particular have experienced significant price and volume volatility over the past few years. The market price and volume of our Common Stock may continue to experience significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding our industry, operations or business prospects. In addition to the other risk factors discussed in this prospectus and the documents incorporated by reference herein, the price and volume volatility of our Common Stock may be affected by:

•	operating results that vary from the expectations of securities analysts and investors;

•

factors influencing home purchases, such as availability of home mortgage loans and interest rates, credit criteria applicable to prospective borrowers, ability to sell existing residences, and homebuyer sentiment in general;

•	the operating and securities price performance of companies that investors consider comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors; and

•	changes in global financial markets and global economies and general market conditions, such as interest rates, commodity and equity prices and the value of financial assets.

We cannot assure you that the market price of the Common Stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

Future sales of shares of Common Stock may depress the market price of the Common Stock.

Any sales of a substantial number of shares of Common Stock by us or our stockholders in the public market following the settlement of each of the exchange offers, or the perception that such sales might occur, may cause the market price of the Common Stock to decline following the settlement of the exchange offers. For example, if holders who tendered their Subject Securities for exchange immediately sell the shares of Common Stock they receive upon exchange, the price of the Common Stock may decline substantially soon after the settlement of the exchange offers. In addition, sales of a substantial number of shares of Common Stock by our stockholders before the settlement of the exchange offers, or the perception that such sales may occur, may reduce the value of the shares of Common Stock that we will deliver to holders who tender their Subject Securities for exchange.

The Company may issue additional shares that may cause dilution and may depress the market price of the Common Stock.

The Company may issue additional shares of Common Stock or preferred stock in connection with future equity offerings or acquisitions of other companies or their assets. In addition, we may issue shares of preferred stock that have preference rights over the Common Stock with respect to dividends, liquidation, voting and other matters. The issuance of additional Common Stock could be substantially dilutive to your shares received in the exchange offers and may depress the market price of the Common Stock. The issuance of shares of preferred stock that have preference rights over the Common Stock may depress the price of the Common Stock.

All of our debt obligations will have priority over our Common Stock with respect to payment in the event of a liquidation or bankruptcy.

The shares of Common Stock that you receive in the exchange offers will not provide you with any priority on claims or any degree of protection to which holders of debt claims, such as the Notes or the Units, are entitled. If the Company were to file for bankruptcy, creditors, including any holders of the Subject Securities, would generally be entitled to be paid prior to holders of Common Stock. As a holder of Common Stock, however, your investment will be subordinate to debt claims against the Company and to all of the risks and liabilities affecting the Company’s and its operating subsidiaries’ operations. As a result, if the Company were to file for bankruptcy before the maturity date of the Notes or the settlement date of the Units, a holder that decides not to tender its Subject Securities in the applicable exchange offer might receive greater value than a holder that decides to tender its Subject Securities in the applicable exchange offer. In addition, because the market price of the Common Stock that you would receive in exchange for your Subject Securities could decline as a result of various factors, including the results of operations, financial condition and business prospects of the Company, in the future the value of Common Stock that you receive in exchange for any Subject Securities that you tender may be less than the principal amount of your tendered Subject Securities.

Future offerings of debt securities, which would be senior to the Common Stock in liquidation, or equity securities, which would dilute our existing stockholders’ interests and may be senior to the Common Stock for the purposes of distributions, may depress the market price of the Common Stock.

In the future, we may seek to access the capital markets from time to time by making additional offerings of debt and/or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, convertible debt, preferred stock or Common Stock. We are not precluded by the terms of our organizational documents from issuing additional debt or equity securities. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could harm our ability to make distributions to stockholders and in an increased risk of default on our obligations. If we were to liquidate, holders of our debt and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of Common Stock. Additional equity offerings by us may dilute your interest in us or reduce the market price of your shares of Common Stock, or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the market price of your shares of Common Stock and diluting your interest in us.

We do not intend to pay cash dividends on our Common Stock in the foreseeable future.

We do not anticipate paying cash dividends on our Common Stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, results of operations, capital requirements, earnings and other factors deemed relevant by our board of directors. Effective November 2, 2007, our board of directors suspended payment of quarterly dividends. The board concluded that suspending dividends, which allows us to conserve approximately $16 million of cash annually, was a prudent effort in light of the continued deterioration in the housing market. In addition, the indentures under which our senior notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At December 31, 2011, under the most restrictive covenants of each indenture, none of our retained earnings was available for cash dividends. Hence, there were no dividends paid in the first three months of fiscal 2012 or in fiscal 2011. The agreements governing our current and future indebtedness may not permit us to pay dividends on our Common Stock in the foreseeable future.

Provisions in our amended and restated certificate of incorporation and bylaws, the agreements governing our indebtedness and Delaware law may discourage a takeover attempt even if doing so might be beneficial to our stockholders.

Provisions contained in our amended and restated certificate of incorporation and bylaws could impose impediments to the ability of a third party to acquire us even if a change of control would be beneficial to you. Provisions of our amended and restated certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our Common Stock. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any “interested stockholder,” meaning, generally, that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder unless various conditions are met, such as approval of the transaction by our board of directors. These provisions may have the effect of delaying or deterring a change of control of the Company, and could limit the price that certain investors might be willing to pay in the future for shares of our Common Stock. See “Description of Capital Stock” herein.

Non-U.S. Holders who receive our Common Stock in the exchange offers and who own, or in certain cases have owned, directly or constructively, more than 5% of our Common Stock will generally be subject to U.S. federal income tax on gain realized on the disposition of such stock.

Because we have significant U.S. real estate holdings, we believe that we may currently be or become a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, a “non-U.S. holder” (as defined in Material U.S. Federal Income Tax Considerations — Non-U.S. Holders”) will generally be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Common Stock received in the exchange offers if such non-U.S. holder has owned, actually or constructively, more than 5% of our Common Stock at any time during the shorter of (a) the five-year period ending on the date of disposition and (b) the non-U.S. holder’s holding period in such stock. Non-U.S. holders who may own, or may have owned, directly or constructively, more than 5% of our Common Stock should consult their own U.S. income tax advisors concerning the consequences of disposing of such stock.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFERS

These answers to questions that you may have as a holder of our Notes or Units are highlights of selected information included elsewhere or incorporated by reference in this prospectus. To fully understand the exchange offers and the other considerations that may be important to your decision whether to participate in either of them, you should carefully read this prospectus in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this prospectus. See “Documents Incorporated by Reference.” For further information about us, see the section of this prospectus entitled “Where You Can Find Additional Information.”

Why are we making the exchange offers?

We are making the exchange offers in order to reduce our indebtedness and ongoing interest expense.

What aggregate principal amount of Subject Securities is being sought in the exchange offers?

We are offering shares of Common Stock in exchange for any and all of our outstanding Notes and any and all of our outstanding Units. As of the date of this prospectus, $57.5 million aggregate principal amount of Notes is outstanding and 3,000,000 Units are outstanding.

What will I receive in the exchange offers if I tender my Subject Securities and they are accepted?

For each $25 principal amount of Notes that you validly tender and we accept for exchange pursuant to the Notes exchange offer, you will receive 5.7348 shares of Common Stock, which includes a premium of 0.30 shares over the maximum conversion rate of the Notes. You will not receive any accrued and unpaid interest for any tendered Notes. See “The Exchange Offers — Terms of the Notes Exchange Offer.”

For each Unit that you validly tender and we accept for exchange pursuant to the Units exchange offer, you will receive 4.9029 shares of Common Stock, which includes a premium of 0.60 shares of Common Stock over the maximum number of shares of Common Stock a holder of Units could receive upon settlement of a purchase contract at maturity. You will not receive any accrued and unpaid interest for the amortizing notes that comprise a part of any tendered Units. See “The Exchange Offers — Terms of the Units Exchange Offer.”

No fractional shares of Common Stock will be paid to holders of the Subject Securities in connection with the exchange offers. In the event that an exchange yields a fractional share, in lieu of the fraction of a share, the Company will round up to the next whole share of Common Stock. See “The Exchange Offers — Fractional Shares.”

Your right to receive the consideration in each of the exchange offers is subject to all of the conditions set forth in this prospectus and the accompanying letters of transmittal.

How does the consideration I will receive, if I exchange my Subject Securities in the exchange offers, compare to the payments I would receive on the Subject Securities if I do not exchange now?

If you do not tender Notes for exchange pursuant to the Notes exchange offer, you will continue to receive interest payments at an annual rate of 7.50%. Interest payments are made quarterly on January 15, April 15, July 15 and October 15 of each year until January 15, 2013, or until such earlier time as you convert your Notes. You will have the right to receive the shares of Common Stock upon the automatic conversion of your Notes on January 15, 2013 and the option to require us to purchase Notes on certain fundamental changes. You will also continue to have the right to convert your Notes, subject to certain conditions, and the right to an adjustment of the conversion rate on certain events. On January 15, 2013, holders may be entitled to a maximum of 5.4348 shares per Note depending on the trading price of our Common Stock at such time.

If you do not tender Units for exchange pursuant to the Units exchange offer, you will continue to have the right to settlement on the purchase contracts that comprise a part of the Units and to receive installment payments on the amortizing notes that comprise a part of the Units. As of February 28, 2012, each amortizing note had a remaining principal amount of $2.559. On the mandatory settlement date, each purchase contract would automatically settle for a maximum of 4.3029 shares of our Common Stock depending on the trading price of our Common Stock at such time. Each amortizing note had an initial principal amount of $5.246, bears interest at the rate of 7.00% per annum and will have a scheduled final installment payment date on the mandatory settlement date. On each August 15, November 15, February 15 and May 15 until settlement, we pay equal installments of $0.453125 on each amortizing note. Each installment constitutes a payment of interest and a partial repayment of principal.

See “Documents Incorporated By Reference” and “Where You Can Find Additional Information” in this prospectus for information as to where you can find a complete description of the Notes and the Units.

If, however, you participate in either of the exchange offers, you will receive the consideration described above in “— What will I receive in the exchange offers if I tender my Subject Securities and they are accepted?” in lieu of any future payments on the Notes or Units.

What other rights will I lose if I exchange my Subject Securities in either of the exchange offers?

If you validly tender your Subject Securities and we accept them for exchange, you will lose the rights of a holder of the Notes and/or Units, as applicable. For example, with respect to the Notes, you would lose the right to receive quarterly interest payments and the automatic conversion of the Notes upon maturity and, with respect to the Units, you would lose the right to receive principal and interest payments on the amortizing note and settlement of the purchase contracts. You will also be giving up the right to convert your Subject Securities in accordance with their terms and the right to adjustments in the conversion or settlement rate, as applicable, for the Subject Securities in the event the Company pays dividends or engages in certain other transactions. You would also lose your rights as our creditor.

May I exchange only a portion of the Notes or Units that I hold?

Yes. You do not have to exchange all of your Notes or Units to participate in either of the exchange offers. However, you may only tender Notes for exchange in integral multiples of $25 principal amount of Notes and you may only tender whole Units.

If I hold both Notes and Units, am I required to participate in both exchange offers to be able to participate in either exchange offer?

No. Each exchange offer is a separate and distinct offer and participation in one exchange offer is not conditioned upon participation in the other exchange offer. You may tender all, a portion or none of your Notes and/or you may tender all, a portion or none of your Units. If you choose to tender all or a portion of your Notes, you are not required to tender all or any portion of your Units and vice versa.

If the exchange offers are consummated and I do not participate in either of the exchange offers or I do not exchange all of my Subject Securities in the exchange offers, how will my rights and obligations under my remaining outstanding Subject Securities be affected?

The terms of your Subject Securities, if any, that remain outstanding after the consummation of the exchange offers will not change as a result of the exchange offers. However, if a sufficiently large aggregate principal amount of Notes or number of Units does not remain outstanding after either of the exchange offers, the trading market for the remaining outstanding principal amount of Notes or Units may be less liquid.

What do you intend to do with the Subject Securities that are tendered and accepted by you in the exchange offers?

Subject Securities accepted for exchange by us in each of the exchange offers will be retired and cancelled.

What happens if some or all of my Subject Securities are not accepted for exchange?

If we decide not to accept some or all of your Subject Securities because of invalid tender, the occurrence of the other events set forth in this prospectus or otherwise, the Subject Securities not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the applicable exchange offer by book-entry transfer into an account with DTC specified by you.

Are you making a recommendation regarding whether I should participate in the exchange offers?

Neither the Company, the dealer managers, the information agent nor the exchange agent are making any recommendation regarding whether you should tender or refrain from tendering your Subject Securities for exchange in either of the exchange offers. Accordingly, you must make your own determination as to whether to tender your Subject Securities for exchange in either of the exchange offers and, if so, the amount of Subject Securities to tender. Before making your decision, we urge you to read this prospectus carefully in its entirety, including the information set forth in the section entitled “Risk Factors,” and the documents incorporated by reference in this prospectus.

Will the Common Stock to be issued in the exchange offers be freely tradable?

Yes. Our Common Stock is listed on the NYSE under the symbol “BZH,” and we expect the shares of our Common Stock to be issued in the exchange offers to be approved for listing on the NYSE under the symbol “BZH” prior to the settlement of the applicable exchange offer. Generally, the Common Stock you receive in either of the exchange offers will be freely tradable, unless you are considered an “affiliate” of ours, as that term is defined in the Securities Act of 1933, as amended, or the Securities Act. For more information regarding the market for our Common Stock, see the section of this prospectus entitled “Market Prices of Common Stock, Notes and Units and Dividend Policy.”

What are the conditions to the exchange offers?

Each of the exchange offers is conditioned upon the effectiveness of the registration statement of which this prospectus forms a part and the other closing conditions described in “The Exchange Offers — Conditions of the Exchange Offers.” Except as to the requirements that the registration statement be declared effective by the SEC and that there be no stop orders suspending the effectiveness of such registration statement, which we will not waive, we may waive all of the conditions to either of the exchange offers in our sole and absolute discretion.

How will fluctuations in the trading price of the Common Stock affect the consideration offered to holders of Notes or Units?

If the market price of our Common Stock declines, the market value of the shares of Common Stock you would receive in the exchange for your Notes or Units will also decline. However, the number of shares of Common Stock you would receive in either of the exchange offers will not vary based on the trading price of the Common Stock. The trading price of the Common Stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. See “Risk Factors — Risks Related to the Common Stock — Our stock price is volatile and could further decline, which could result in substantial losses for stockholders.”

When do the exchange offers expire?

Each of the exchange offers will expire at 12:00 a.m., New York City time, on March 12, 2012, unless either is extended or earlier terminated by us.

Under what circumstances can the exchange offers be extended, amended or terminated?

We expressly reserve the right to extend either or both of the exchange offers in our sole and absolute discretion. We also expressly reserve the right to amend the terms of either of the exchange offers in any manner which would not adversely affect holders of the Notes or Units, as applicable. Further, we may be required by law to extend either or both of the exchange offers if we make a material change in the terms of such exchange offer or in the information contained in this prospectus or waive a material condition to such exchange offer. During any extension of an exchange offer, Subject Securities that were previously tendered for exchange and not validly withdrawn will remain subject to the applicable exchange offer. We reserve the right, in our sole and absolute discretion, to terminate an exchange offer at any time prior to completion of the exchange offer if any conditions to such exchange offer have not been satisfied. If an exchange offer is terminated, no Notes or Units, as applicable, will be accepted for exchange and any Notes or Units, as applicable, that have been tendered for exchange will be returned to the holder promptly after the termination. For more information regarding our right to extend, amend or terminate the exchange offers, see the sections of this prospectus entitled “The Exchange Offers — Expiration Date; Extensions; Amendments” and “— Termination of the Exchange Offers.”

How will I be notified if either of the exchange offers is extended or amended?

We will issue a press release or otherwise publicly announce any extension or amendment of either of the exchange offers. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the applicable exchange offer.

What if not enough Subject Securities are tendered?

Neither of the exchange offers is conditioned upon any minimum principal amount of Subject Securities being tendered. If less than all of the Subject Securities are validly tendered, all Subject Securities properly tendered will be accepted and the exchange offer consideration per $25 principal amount of Notes or per Unit will be paid to all tendering holders, as applicable, unless we terminate the applicable exchange offer.

What risks should I consider in deciding whether or not to tender my Subject Securities?

In deciding whether to participate in either of the exchange offers, you should carefully consider the discussion of risks and uncertainties affecting our business, the Subject Securities and the Common Stock that are described in the section of this prospectus entitled “Risk Factors” and the documents incorporated by reference in this prospectus.

What is the impact of the exchange offers to the Company’s earnings per share?

The Company’s earnings per share (“EPS”) subsequent to the consummation of the exchange offer will be impacted by (1) the incremental increase in weighted average shares outstanding (a maximum increase of 27.9 million shares), (2) a decrease in pre-tax interest expense and (3) a non-recurring debt extinguishment charge (estimated at $2.2 million, assuming a Common Stock price of $2.48 per share as of December 31, 2011). See “Certain Unaudited Pro Forma Selected Financial Data” for pro forma EPS, excluding the impact of the non-recurring debt extinguishment charge, for the fiscal year ended September 30, 2011 and the three months ended December 31, 2011.

How many shares of the Company’s Common Stock will be outstanding assuming exchange of all of the Subject Securities for Common Stock pursuant to these exchange offers?

As of December 31, 2011, there were 76,406,697 shares of our Common Stock outstanding. If all of the outstanding Subject Securities are tendered and accepted for exchange in accordance with these exchange offers, there would be an aggregate of approximately 104,305,437 shares of our Common Stock outstanding.

What are the material U.S. federal income tax considerations of my participating in the exchange offers?

Please see the section of this prospectus entitled “Material U.S. Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax considerations of participating in either of the exchange offers.

How will the exchange offers affect the trading market for the Subject Securities that are not exchanged?

If a significant percentage of the Subject Securities are exchanged in the applicable exchange offer, the liquidity of the trading market, if any, for the Subject Securities after the completion of the exchange offers may be substantially reduced. Any Subject Securities exchanged will reduce the aggregate principal amount of Subject Securities outstanding. As a result, the Subject Securities may trade at a discount to the price at which they would trade if the applicable exchange offer was not consummated, subject to prevailing interest rates, the market for similar securities and other factors. The smaller outstanding amount of the Subject Securities may also make the trading prices of the Subject Securities more volatile. If the exchange offers are consummated, there might not be an active market in the Notes or Units, as applicable, and the absence of an active market could adversely affect your ability to trade the Notes or Units or the prices at which the Notes or Units may be traded. In addition, the NYSE will consider de-listing any outstanding Notes if, following the Notes exchange offer, the aggregate principal amount of outstanding publicly-held Notes is less than $2.5 million (such amount representing 100,000 tradable units of Notes in $25 denominations), the number of holders of outstanding Notes is less than 100, the aggregate market value of the outstanding Notes is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding Notes in light of all pertinent facts as determined by the NYSE. The NYSE will consider de-listing any outstanding Units if, following the Units exchange offer, the number of publicly-held outstanding Units is less than 100,000, the number of holders of outstanding Units is less than 100, the aggregate market value of outstanding Units is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding Units in light of all pertinent facts as determined by the NYSE. We do not intend to reduce the number of Subject Securities accepted in either of the exchange offers to prevent the de-listing of the Subject Securities from the NYSE.

Are our financial condition and results of operations relevant to your decision to tender your Subject Securities for exchange in either of the exchange offers?

Yes. The price of our Common Stock, the Notes and the Units are closely linked to our financial condition and results of operations. For information about our financial condition and results of operations, see the sections of this prospectus entitled “Ratio of Earnings to Fixed Charges,” “Capitalization,” “Selected Financial Data” and “Certain Unaudited Pro Forma Selected Financial Data” and the information incorporated by reference in this prospectus. For information about the accounting treatment of the exchange offers, see the section of this prospectus entitled “The Exchange Offers — Accounting Treatment.”

Are any Subject Securities held by our directors or officers?

Two of our executive officers beneficially hold an aggregate amount of 1,560 Units and 1,467 Notes. Our President and Chief Executive Officer, Allan P. Merrill, holds 1,000 Units and 1,000 Notes and our Executive Vice President and Chief Financial Officer, Robert L. Salomon, holds 560 Units and 467 Notes. Our executive officers have advised us that they intend to tender all their Subject Securities in the exchange offers (including Subject Securities they are deemed to beneficially own). As a result, our executive officers will cease to own any Subject Securities. For more information, see the section of this prospectus entitled “Interests of Directors and Officers.”

Will we receive any cash proceeds from the exchange offers?

No. We will not receive any cash proceeds from either of the exchange offers.

How do I tender Subject Securities for exchange in the exchange offers?

Holders of Subject Securities desiring to accept either of the exchange offers must tender their Subject Securities through DTC’s ATOP. A security holder who wishes to tender its Notes or Units must either deliver an

Agent’s Message or sign and return the applicable letter of transmittal, including all other documents required by such letter of transmittal, as described under “The Exchange Offers — Procedures for Tendering Subject Securities.”

Until when may I withdraw Subject Securities previously tendered for exchange?

Holders may withdraw Subject Securities that were previously tendered for exchange at any time until 12:00 a.m., New York City time, on the expiration date of the applicable exchange offer, which will be March 12, 2012 unless extended or earlier terminated by us. For more information, see the section of this prospectus entitled “The Exchange Offers — Withdrawal Rights.”

How do I withdraw Subject Securities previously tendered for exchange in the exchange offers?

For a withdrawal to be effective, the exchange agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC or a written notice of withdrawal, before 12:00 a.m., New York City time, on the applicable expiration date. For more information regarding the procedures for withdrawing Subject Securities, see the section of this prospectus entitled “The Exchange Offers — Withdrawal Rights.”

What must I do to participate if my Subject Securities are held of record by a broker, dealer, commercial bank, trust company or other nominee?

If you wish to tender your Subject Securities and they are held of record by a broker, dealer, commercial bank, trust company or other nominee, you should contact such entity promptly and instruct it to tender Subject Securities on your behalf.

You are urged to instruct your broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to allow adequate processing time for your instruction.

Should you have any questions as to the procedures for tendering your Subject Securities, please call your broker, dealer, commercial bank, trust company or other nominee, or call the exchange agent, at its telephone number set forth on the back cover page of this prospectus.

WE ARE NOT PROVIDING FOR GUARANTEED DELIVERY PROCEDURES AND THEREFORE YOU MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED DURING NORMAL BUSINESS HOURS OF DTC ON OR PRIOR TO THE APPLICABLE EXPIRATION DATE. IF YOU HOLD YOUR SUBJECT SECURITIES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, YOU SHOULD KEEP IN MIND THAT SUCH ENTITY MAY REQUIRE YOU TO TAKE ACTION WITH RESPECT TO THE OFFER A NUMBER OF DAYS BEFORE THE APPLICABLE EXPIRATION DATE IN ORDER FOR SUCH ENTITY TO TENDER SECURITIES ON YOUR BEHALF ON OR PRIOR TO SUCH EXPIRATION DATE.

Will I have to pay any fees or commissions if I tender my Subject Securities for exchange in the exchange offers?

No fees or commissions are payable by the holders of the Notes or Units to the dealer managers, the information agent, the exchange agent or us. If your Notes or Units are held through a broker, dealer, commercial bank, trust company or other nominee who tenders the Notes or Units on your behalf (other than those tendered through the dealer managers), such nominee may charge you a commission for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

With whom may I talk if I have questions about the exchange offers?

If you have any questions regarding the terms of the exchange offers, please contact the dealer managers. If you have questions regarding the procedures for tendering Subject Securities in the exchange offer, please contact the exchange agent. If you have any other questions or requests for assistance, or requests for additional copies of this prospectus or of the accompanying letters of transmittal, please contact the information agent. The contact information for the dealer managers, the exchange agent and the information agent is located on the back cover of this prospectus.

USE OF PROCEEDS

We will not receive any cash proceeds from either of the exchange offers. We will pay all of the fees and expenses incurred by or on behalf of us related to each of the exchange offers. Any Subject Securities that are properly tendered pursuant to each of the exchange offers and accepted for payment will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated is as follows:

	Three Months Ended December 31, 2011	Year Ended September 30,
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	Computed by dividing earnings by fixed charges. “Earnings” consist of (a) income (loss) from continuing operations before income taxes, (b) amortization of previously capitalized interest and (c) fixed charges, exclusive of capitalized interest cost. “Fixed charges” consist of (a) interest incurred, (b) amortization of deferred loan costs and debt discount and (c) that portion of operating lease rental expense (33%) deemed to be representative of interest. Earnings for fiscal years ended September 30, 2011, 2010, 2009, 2008 and 2007 and the three months ended December 31, 2011 were insufficient to cover fixed charges by $71 million, $16 million, $37 million, $523 million, $390 million and $3 million, respectively.

MARKET PRICES OF COMMON STOCK, NOTES AND UNITS AND DIVIDEND POLICY

Our Common Stock, the Notes and the Units are traded on the NYSE. The following table sets forth the high and low sales prices of our Common Stock, the Notes and the Units, as reported on the NYSE during the periods indicated.

	Common Stock		Notes				Units
	High	Low	High		Low		High		Low
Year Ended September 30, 2010
First Quarter	$6.06	$3.90	—	*	—	*	—	**	—	**
Second Quarter	$5.44	$3.83	$27.73	*	$22.08	*	—	**	—	**
Third Quarter	$7.08	$3.61	$35.73		$21.03		$25.50	**	$18.34	**
Fourth Quarter	$4.69	$3.10	$24.71		$18.58		$25.15		$16.33
Year Ended September 30, 2011
First Quarter	$5.67	$3.88	$29.25		$22.00		$24.34		$19.00
Second Quarter	$6.23	$4.13	$31.19		$22.90		$26.10		$19.50
Third Quarter	$4.79	$2.99	$25.50		$17.70		$21.80		$14.99
Fourth Quarter	$3.68	$1.48	$19.88		$8.96		$17.14		$8.19
Year Ended September 30, 2012
First Quarter	$2.59	$1.35	$14.08		$8.69		$12.12		$8.53
Second Quarter (through February 27, 2012)	$3.98	$2.46	$21.26		$13.32		$18.18		$12.50

*	The Notes were issued on January 10, 2010.
**	The Units were issued on May 10, 2010.

On February 27, 2012, the last reported sale price of our Common Stock on the NYSE was $3.23 per share, the last reported sale price of the Notes on the NYSE was $18.47 per Note and the last reported sale price of the Units on the NYSE was $15.92 per Unit.

We do not anticipate paying cash dividends on our Common Stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, results of operations, capital requirements, earnings and other factors deemed relevant by our board of directors. Effective November 2, 2007, our board of directors suspended payment of quarterly dividends. In addition, the indentures under which our senior notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At December 31, 2011, under the most restrictive covenants of each indenture, none of our retained earnings was available for cash dividends. Hence, there were no dividends paid in the first three months of fiscal 2012 or in fiscal 2011. The agreements governing our current and future indebtedness may not permit us to pay dividends on our Common Stock in the foreseeable future.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of December 31, 2011 on (1) a historical basis and (2) a pro forma basis giving effect to the exchange offers as if the exchange offers were consummated on December 31, 2011.

The “Pro Forma” column reflects adjustments related to the consummation of the exchange offers assuming that all outstanding Notes and Units are tendered and accepted, resulting in an estimated pre-tax debt extinguishment charge of approximately $2.2 million and including non-recurring costs related to the exchange offers in accordance with Article 11 of Regulation S-X, which are estimated at $1.3 million. “Pro forma” cash and cash equivalents below reflect a $1.4 million principal and interest payment related to the Units that was paid on February 15, 2012.

As of December 31, 2011, the Notes had a principal value of $57.5 million and the amortizing notes component of the Units had a principal value of $8.9 million. The Company would issue approximately 27.9 million shares of Common Stock in the exchange offers if all of the Notes and Units were exchanged in the exchange offers. On a Pro Forma basis, stockholders’ equity has been increased by approximately $63.8 million due to this issuance assuming the exchange offers were consummated on December 31, 2011 with a closing price of our Common Stock of $2.48 per share on that date. Changes from the assumptions used in the unaudited pro forma data could result in an increase or decrease from the pro forma stockholders’ equity and total capitalization.

	As of December 31, 2011 (in thousands, except per share amounts)
	Actual	Pro Forma
	Unaudited
Cash and cash equivalents	$272,524	$269,865
Restricted cash	277,241	277,241

Total cash, cash equivalents and restricted cash	$549,765	$547,106

Debt:
Revolving credit facility	$—	$—
Cash-secured facilities	247,368	247,368
Senior notes
6 7/8% Senior notes due 2015	172,454	172,454
8 1/8% Senior notes due 2016	172,879	172,879
12% Senior notes due 2017	250,000	250,000
9 1/8% Senior notes due 2018	300,000	300,000
9 1/8% Senior notes due 2019	250,000	250,000
Senior amortizing notes due 2013	8,880	—
Subordinated notes
Junior subordinated notes	50,053	50,053
7 1/2% Mandatory convertible subordinated notes due 2013	57,500	—
Other secured notes payable	1,929	1,929
Unamortized debt discounts	(22,278)	(22,278)

Total debt, net	$1,488,785	$1,422,405

Stockholders’ equity:
Common stock, authorized shares, 180,000,000 at $.0001 par value; 76,406,697 outstanding shares and 104,305,437 outstanding shares, pro forma	$76	$104
Paid-in capital	626,014	692,009
Accumulated deficit	(425,707)	(427,890)

Total stockholders’ equity	$200,383	$264,223

Total capitalization	$1,689,168	$1,686,628

SELECTED FINANCIAL DATA

The following table sets forth historical consolidated financial and operating data for each of our fiscal years ended September 30, 2011, 2010, 2009, 2008 and 2007 derived from our audited historical financial statements and for the three months ended December 31, 2011 and 2010 derived from our unaudited historical financial statements. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Certain Unaudited Pro Forma Selected Financial Data” included elsewhere in this prospectus and our historical consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in the annual, quarterly and current reports file by us with the SEC. See “Where You Can Find Additional Information.”

	Three Months Ended December 31,		Year Ended September 30,
	2011	2010	2011	2010	2009	2008	2007
	($ in millions, except per share amounts)
Statement of Operations Data: (i)
Total revenue	$189	$109	$742	$991	$962	$1,726	$2,934
Gross profit (loss)	22	11	48	84	16	(249)	(91)
Gross margin(i), (ii)	11.8%	10.3%	6.5%	8.4%	1.7%	(14.4)%	(3.1)%
Operating loss	(17)	(28)	$(132)	$(113)	$(239)	$(617)	$(511)
Income (loss) from continuing operations	1	(48)	(200)	(30)	(173)	(779)	(346)
EPS from continuing operations — basic and diluted	0.01	(0.65)	(2.71)	(0.49)	(4.48)	(20.28)	(9.01)
Dividends paid per common share	—	—	—	—	—	—	0.40

Balance Sheet Data (end of period) (iii):
Cash and cash equivalents and restricted cash	$550	$522	$647	$576	$557	$585	$460
Inventory	1,193	1,246	1,204	1,204	1,318	1,652	2,775
Total assets	1,874	1,901	1,977	1,903	2,029	2,642	3,930
Total debt	1,489	1,306	1,489	1,212	1,509	1,747	1,857
Stockholders’ equity	200	350	198	397	197	375	1,324

Supplemental Financial Data (iii):
Cash provided by (used in):
Operating activities	$(71)	$(137)	$(179)	$70	$94	$316	$509
Investing activities	(9)	(35)	(260)	(6)	(80)	(18)	(52)
Financing activities	(17)	87	273	(34)	(91)	(167)	(171)

Financial Statistics (iii):
Total debt as a percentage of total debt and stockholders’ equity	88.2%	78.9%	88.2%	75.3%	88.5%	82.3%	58.4%
Net debt as a percentage of net debt and stockholders’ equity(ii)	82.9%	70.1%	81.5%	62.9%	83.6%	75.6%	51.4%

Operating Statistics from continuing operations:
New orders, net	724	534	3,927	4,045	4,016	5,123	7,919
Closings	867	519	3,249	4,421	4,152	6,331	9,738
Units in backlog	1,307	787	1,450	772	1,148	1,284	2,492
Average selling price (in thousands)	$215.5	$209.3	$219.4	$222.1	$230.9	$254.3	$289.5

(i)	Statement of operations data is from continuing operations. Gross profit (loss) includes inventory impairments and lot options abandonments of $32.5 million, $50.0 million, $93.6 million, $403.4 million and $531.2 million for the fiscal years ended September 30, 2011, 2010, 2009, 2008 and 2007, respectively and $3.5 million and $0.6 million for the fiscal quarters ended December 31, 2011 and 2010, respectively. Gross profit (loss) also includes warranty recoveries of $1.4 million, $4.9 million, $8.5 million and $12.5 million for the fiscal years ended September 30, 2011, 2010, 2009 and 2008, respectively and $11.0 million and $1.4 million for the three months ended December 31, 2011 and 2010, respectively. Operating loss also includes goodwill impairments of $16.1 million, $48.1 million, and $49.7 million for the fiscal years ended September 30, 2009, 2008 and 2007, respectively. The aforementioned charges were primarily related to the deterioration of the homebuilding environment over the applicable years. Loss from continuing operations for fiscal 2011, fiscal 2010, fiscal 2009 and the quarter ended December 31, 2010 also include a (loss) gain on extinguishment of debt of $(2.9) million, $43.9 million, $144.5 million and $(2.9) million, respectively.

(ii)	Net Debt equals Debt less unrestricted cash and cash equivalents and restricted cash related to the cash secured loan; Gross margin equals Gross profit divided by total revenue.

(iii)	Discontinued operations were not segregated in the consolidated balance sheets or statements of cash flows.

CERTAIN UNAUDITED PRO FORMA SELECTED FINANCIAL DATA

The following unaudited pro forma selected financial data should be read in conjunction with all of the financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated herein by reference from our Annual Report on Form 10-K for the year ended September 30, 2011 and our Quarterly Report on Form 10-Q for the quarter ended December 31, 2011. The historical data for the year ended September 30, 2011 and the three months ended December 31, 2011 have been derived from historical financial statements. Since the material aspects of the exchange offers have been reflected in the pro forma capitalization table elsewhere in this prospectus, we have not separately presented a pro forma balance sheet.

The unaudited pro forma data below for the year ended September 30, 2011 and for the three months ended December 31, 2011 are presented on a pro forma basis giving effect to the exchange offers as if they were consummated at the beginning of the period presented. In accordance with Article 11 of S-X, we have excluded from the pro forma data below the non-recurring costs resulting from the exchange offers which are estimated at $1.3 million. We have also excluded a non-recurring debt extinguishment charge of approximately $2.4 million which was estimated assuming the exchanges were consummated at the beginning of the period presented. Assuming the exchanges were consummated on December 31, 2011 (as assumed in the Capitalization table above), this non-recurring debt extinguishment charge would have been approximately $2.2 million.

The unaudited pro forma data has been prepared by our management. The unaudited pro forma data may not be indicative of the results that would have actually occurred if the completion of the exchange offers had occurred on the date indicated, nor do they purport to represent our results of operations for future periods. The unaudited pro forma data should be read in conjunction with our audited financial statements and notes thereto as of September 30, 2011 and for the year then ended (which are contained in our Annual Report on Form 10-K for the year ended September 30, 2011) and our unaudited financial statement and notes thereto as of December 31, 2011 and for the three months then ended (which are contained in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2011). The unaudited pro forma data reflect the consummation of the exchange offers assuming that all outstanding Notes and Units are tendered and accepted and that such offers are accounted for in accordance with the accounting treatment described later in this document. See “The Exchange Offers—Accounting Treatment.” Changes in these assumptions from those used in the unaudited pro forma data could result in an increase or decrease from the pro forma net income (loss) and pro forma earnings (loss) per share.

	Three Months Ended December 31, 2011		Year Ended September 30, 2011
	(in millions, except per share amounts)
	Actual	Pro Forma	Actual	Pro Forma
Total revenue	$189	$189	$742	$742
Gross profit	22	22	48	48
Operating loss	(17)	(17)	(132)	(132)
Nonoperating expenses:
Loss on extinguishment of debt	—	—	(3)	(3)
Other expense, net	(18)	(17)	(62)	(56)

Loss from continuing operations before income taxes	(35)	(34)	(197)	(191)
Benefit (provision) from income taxes	36	36	(3)	(3)

Income (loss) from continuing operations	1	2	(200)	(194)
Loss from discontinued operations, net	—	—	(5)	(5)

Net income (loss)	$1	$2	$(205)	$(199)
Weighted average shares outstanding:
Basic	74	102	74	102
Diluted	87	102	74	102

Basic and diluted earnings (loss) per share:
Continuing operations	$0.01	$0.02	$(2.71)	$(1.91)
Discontinued operations	—	—	(0.06)	(0.04)

Total	$0.01	$0.02	$(2.77)	$(1.95)

THE EXCHANGE OFFERS

Purpose of the Exchange Offers

The purpose of the exchange offers is to exchange any and all of the outstanding Subject Securities in order to reduce our indebtedness and ongoing interest expense.

Terms of the Notes Exchange Offer

The Company is offering, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, to exchange shares of Common Stock for any and all of its outstanding Notes. Holders who validly tender and do not validly withdraw their Notes prior to 12:00 a.m., New York City time, on the expiration date of the Notes exchange offer will receive, for each $25 principal amount of Notes, 5.7348 shares of Common Stock. Holders who tender their Notes in the Notes exchange offer will not receive any accrued and unpaid interest on tendered Notes.

On January 15, 2013, the mandatory conversion date of the Notes, holders may be entitled to a maximum of 5.4348 shares per Note depending on the trading price of our Common Stock at such time. Accordingly, the Notes exchange offer allows tendering holders to receive the maximum number of shares of Common Stock they could receive on the mandatory conversion date, plus an additional 0.30 shares of Common Stock.

Holders may only tender Notes in multiples of $25. Holders of Notes may tender less than the aggregate principal amount of Notes held by them, provided that they appropriately indicate this fact on the applicable letter of transmittal accompanying the tendered Notes (or so indicate pursuant to the procedures for book-entry transfer).

As of the date of this prospectus, $57.5 million in aggregate principal amount of the Notes is outstanding. As of the date of this prospectus, there is one registered holder of the Notes, Cede & Co., which holds the Notes for DTC participants. Only a holder of the Notes (or the holder’s legal representative or attorney-in-fact) may participate in the Notes exchange offer.

The Company will accept Notes as validly tendered Notes when, as and if it has given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of Notes. If you are the record owner of your Notes and you tender your Notes directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your Notes through a broker, dealer, commercial bank, trust company or other nominee, and your such nominee tenders the Notes on your behalf, they may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. Except as set forth in the instructions to the letter of transmittal, transfer taxes, if any, on the exchange of Notes pursuant to the Notes exchange offer will be paid by the Company.

Terms of the Units Exchange Offer

The Company is offering, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, to exchange shares of Common Stock for any and all of its outstanding Units. Holders who validly tender and do not validly withdraw their Units prior to 12:00 a.m., New York City time, on the expiration date of the Units exchange offer will receive, for each Unit, 4.9029 shares of Common Stock. Holders who tender their Units in the Units exchange offer will not receive any accrued and unpaid interest on the amortizing notes that comprise a part of their tendered Units.

Holders of Units may only tender whole Units. Holders of Units may tender less than the full amount of Units held by them, provided that they appropriately indicate this fact on the applicable letter of transmittal accompanying the tendered Units (or so indicate pursuant to the procedures for book-entry transfer).

As of the date of this prospectus, 3,000,000 Units are outstanding. As of the date of this prospectus, there is one registered holder of the Units, Cede & Co., which holds the Units for DTC participants. Only a holder of the Units (or the holder’s legal representative or attorney-in-fact) may participate in the Units exchange offer.

The Company will accept Units as validly tendered Units when, as and if it has given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of Units. If you are the record owner of your Units and you tender your Units directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your Units through a broker, dealer, commercial bank, trust company or other nominee, and such nominee tenders the Units on your behalf, they may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. Except as set forth in the instructions to the letter of transmittal, transfer taxes, if any, on the exchange of Units pursuant to the Units exchange offer will be paid by the Company.

Fractional Shares

No fractional shares of Common Stock will be paid to holders of the Subject Securities in connection with the exchange offers. In the event that an exchange yields a fractional share, in lieu of the fraction of a share, the Company will round up to the next whole share of Common Stock. This rounded amount will be the number of shares of Common Stock such tendering holder will receive, and such tendering holder will not receive any cash in lieu of any fractional shares.

Recommendation

None of the Company, the dealer managers, the information agent or the exchange agent has made a recommendation to any security holder, and each is remaining neutral as to whether you should tender your Subject Securities in either of the exchange offers. You must make your own investment decision with regard to each of the exchange offers based upon your own assessment of the market value of the Subject Securities, the likely value of the Common Stock you will receive, your liquidity needs and your investment objectives.

Status of Common Stock under the Securities Act

Our Common Stock is listed on the NYSE under the symbol “BZH,” and we expect the shares of our Common Stock to be issued in the exchange offers to be approved for listing on the NYSE under the symbol “BZH” prior to the settlement of the applicable exchange offer. Generally, the Common Stock you receive in either of the exchange offers may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act, unless you are considered an “affiliate” of ours within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is our affiliate at the time of the exchange must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws. For more information regarding the market for our Common Stock, see the section of this prospectus entitled “Market Prices of Common Stock, Notes and Units and Dividend Policy.”

Expiration Date; Extensions; Amendments

Each of the exchange offers will expire at 12:00 a.m., New York City time, on the applicable expiration date, unless the Company, in its sole and absolute discretion, extends one or both of the exchange offers, in which case the expiration date will be the latest date to which the applicable exchange offer is extended.

The Company expressly reserves the right, in its sole and absolute discretion at any time and from time to time, to extend the period of time during which each of the exchange offers is open, and thereby delay acceptance for exchange of any Subject Securities. If the Company decides to extend an expiration date, it will announce any extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration date of the applicable exchange offer.

This prospectus, the applicable letter of transmittal and other relevant materials are being mailed to record holders of Notes and Units, as applicable, and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Notes or Units, as applicable.

If the Company makes a material change in the terms of either of the exchange offers or the information concerning either of the exchange offers, or if it waives a material condition of either of the exchange offers, the Company will extend such exchange offer consistent with Rule 13e-4 under the Exchange Act. The SEC has taken the position that the minimum period during which an offer must remain open following material changes in the terms of an exchange offer or information concerning an exchange offer (other than a change in price, a decrease, or an increase of more than two percent, in the percentage of securities sought, for which an extension of ten business days is required) will depend upon the facts and circumstances, including the relative materiality of the terms or information. For purposes of both of the exchange offers, a “business day” means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company also expressly reserves the right (1) to delay acceptance for exchange of any Notes or Units tendered pursuant to either or both of the exchange offers, regardless of whether any such Notes or Units were previously accepted for exchange, and (2) at any time, or from time to time, to amend either of the exchange offers in any manner which would not adversely affect the holders of Notes or Units, as applicable. The Company’s reservation of the right to delay exchange of Notes or Units that it has accepted for payment is limited by Rule 13e-4 under the Exchange Act, which requires that a bidder must pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of any offer. Any extension, delay in payment, or amendment will be followed as promptly as practicable by press release or public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the applicable exchange offer. Without limiting the manner in which the Company may choose to make any public announcement, the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a press release.

Termination of the Exchange Offers

The Company reserves the right to terminate either or both of the exchange offers at any time prior to the completion of such exchange offer if any of the conditions under “The Exchange Offers — Conditions of the Exchange Offers” have not been satisfied, in its sole and absolute discretion, and not accept any Subject Securities for exchange.

Effect of Letters of Transmittal

Subject to, and effective upon, the acceptance of the Subject Securities, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an Agent’s Message) the holder of Subject Securities:

•

irrevocably sells, assigns and transfers to or upon the order of the Company all right, title and interest in and to, all claims in respect of or arising or having arisen as a result of the holder’s status as a Holder of the Subject Securities;

•	waives any and all right with respect to the Subject Securities tendered; and

•

releases and discharges the Company from any and all claims such Holder may have, now or in the future, arising out of or related to the Subject Securities, but excluding any claims arising now or in the future under federal securities laws.

Conditions of the Exchange Offers

Notwithstanding any other provision of the exchange offers to the contrary, each of the exchange offers is subject to the following conditions that the Company may not waive:

•	the registration statement of which this prospectus forms a part shall have become effective; and

•

no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC.

In addition, each of the exchange offers is subject to the conditions that none of the following shall have occurred (or has been determined by the Company to have occurred) and be continuing that in the Company’s reasonable judgment and regardless of the circumstances, makes it impossible or inadvisable to proceed with such exchange offer or with the exchange of Common Stock for Notes or for Units, as applicable:

•

there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be directly or indirectly materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might directly or indirectly prohibit, prevent, restrict or delay consummation of the applicable exchange offer or materially impair the contemplated benefits to us of the applicable exchange offer;

•

an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that would or would be reasonably likely to directly or indirectly prohibit, prevent, restrict or delay consummation of the applicable exchange offers or materially impair the contemplated benefits to us of the applicable exchange offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs;

•

there has been a decrease of more than 10% in the market price for our shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on February 13, 2012, or any significant increase in interest rates;

•

a tender or exchange offer for any or all of the Common Stock, or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business;

•	we learn that:

•

any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposed to acquire beneficial ownership of more than 5% of our outstanding Common Stock, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before February 13, 2012);

•

any entity, group or person who has filed with the SEC a Schedule 13D or Schedule 13G relating to the Company on or before February 13, 2012 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 1% or more of our outstanding shares;

•

any new group has been formed that beneficially owns more than 5% of our outstanding shares (options for and other rights to acquire shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause); or

•

any entity, group or person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us;

•

any approval, permit, authorization, favorable review or consent of any domestic or foreign governmental entity or any third party consents required to be obtained in connection with the applicable exchange offer shall not have been obtained; or

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities on any United States national securities exchange or in the over-the-counter markets in the United States;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•

any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions;

•

a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens; or

•

any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to materially and adversely affect our business, financial condition, results of operations or prospects or the value of our securities or otherwise materially impair the contemplated future conduct of our business or adversely affect trading in our Common Stock.

The foregoing conditions are solely for the Company’s benefit, and the Company may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions. The Company may also, in its sole and absolute discretion, waive these conditions in whole or in part, at any time and from time to time in our discretion, except as to the requirements that the registration statement be declared effective by the SEC and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC, which conditions the Company will not waive. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right that may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties. Any condition, must be satisfied or, other than the receipt of government approvals or the requirements that the registration statement be declared effective by the SEC and that there be no stop orders suspending the effectiveness of such registration statement, waived at or prior to the expiration date of the applicable exchange offer.

Neither of the exchange offers is conditioned on any minimum principal amount of Notes or Units being tendered, as applicable.

Consequences of Failure to Tender Subject Securities

Following the expiration of the applicable exchange offer, the liquidity of the market for a security holder’s Subject Securities could be adversely affected if a significant percentage of the Subject Securities are exchanged in the applicable exchange offer. In addition, the NYSE will consider de-listing any outstanding Notes if, following the Notes exchange offer, the aggregate principal amount of outstanding publicly-held Notes is less than $2.5 million (such amount representing 100,000 tradable units of Notes in $25 denominations), the number of holders of outstanding Notes is less than 100, the aggregate market value of the outstanding Notes is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding Notes in light of all pertinent facts as determined by the NYSE. The NYSE will consider de-listing any outstanding Units if, following the Units exchange offer, the number of publicly-held outstanding Units is less than 100,000, the number of holders of outstanding Units is less than 100, the aggregate market value of outstanding Units is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding Units in light of all pertinent facts as determined by the NYSE. We do not intend to reduce the number of Subject Securities accepted in either of the exchange offers to prevent the de-listing of the Subject Securities from the NYSE. Holders who do not exchange their Notes in the Notes exchange offer will continue to be entitled to convert their Notes and to receive interest and automatic conversion upon maturity in accordance with the terms of the indenture governing the Notes. Holders who do not exchange their Units in the Units exchange offer will continue to be entitled to receive installment payments on the amortizing notes that comprise a part of the Units and to settlement on the purchase contracts that comprise a part of the Units. See “Risk Factors — Risks Related to the Exchange Offers — The liquidity of any trading market that currently exists for the Subject Securities may be adversely affected by the exchange offers, and holders of the Subject Securities who fail to tender their Subject Securities may find it more difficult to sell their Subject Securities.”

Procedures for Tendering Subject Securities

The tender of a security holder’s Subject Securities described below and the acceptance of tendered Notes or Units by the Company will constitute a binding agreement between the tendering security holder and the Company upon the terms and conditions described in this prospectus and in the accompanying letters of transmittal. A security holder who wishes to tender Subject Securities must either deliver an Agent’s Message, as defined below, or sign and return the applicable letter of transmittal, including all other documents required by the applicable letter of transmittal, and follow the procedures for book-entry transfer described below. We are not providing for guaranteed delivery procedures. All Subject Securities not exchanged for Common Stock in response to either of the exchange offers will be returned to the tendering security holders at our expense promptly after the termination or withdrawal of the applicable exchange offer.

THE METHOD OF DELIVERY OF NOTES, UNITS, THE APPLICABLE LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE SECURITY HOLDER. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE SECURITY HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

To effectively tender Subject Securities held through DTC, DTC participants should electronically transmit through ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message (as defined below) to the exchange agent for its acceptance. Delivery of tendered outstanding Subject Securities held through DTC must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below. The term “Agent’s Message” means a message transmitted by DTC to, and received by, the exchange agent which states that DTC has received an express acknowledgement from the DTC participant tendering Subject Securities that such DTC participant has received and agrees to be bound by the terms of the exchange offers as set forth in this prospectus and the applicable letter of transmittal and that we may enforce such agreement against such participant.

Delivery of the Agent’s Message by DTC may be done in lieu of execution and delivery of the applicable letter of transmittal by the participant identified in the Agent’s Message. Accordingly, the applicable letter of transmittal need not be completed by a holder tendering through ATOP.

The exchange agent will establish one or more accounts with respect to the outstanding Subject Securities at DTC for purposes of the exchange offers. Any financial institution that is a participant in DTC may make book-entry delivery of their outstanding Subject Securities by causing DTC to transfer their outstanding Subject Securities to the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. DTC will then send an Agent’s Message to the exchange agent. Although delivery of outstanding Subject Securities may be effected through book-entry at DTC, the applicable letter of transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, plus, in any case, all other required documents, must be transmitted to and received by the exchange agent at one or more of its addresses set forth in this prospectus prior to 12:00 a.m., New York City time, on the expiration date of the applicable exchange offer.

Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless the Subject Securities surrendered for exchange with that letter of transmittal are tendered (1) by a registered holder of the Subject Securities who has not completed either the box entitled “Special Exchange Instructions” or the box entitled “Special Delivery Instructions” in the applicable letter of transmittal, or (2) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, each known as an eligible institution. In the event that a signature on a letter of transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, the guarantee must be by an eligible institution. If the letter of transmittal is signed by a person other than the registered holder of the Subject Securities, the Subject Securities surrendered for exchange must either (1) be endorsed by the registered holder, with the signature guaranteed by an eligible institution, or (2) be accompanied by a bond power, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature guaranteed by an eligible institution. The term “registered holder” as used in this paragraph with respect to the Subject Securities means any person in whose name the Subject Securities are registered on the books of the registrar for the Subject Securities.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Subject Securities tendered for exchange will be determined by the Company in its sole discretion. The Company’s determination will be final and binding. The Company and the exchange agent reserve the absolute right to reject any and all Subject Securities not properly tendered and to reject any Subject Securities the acceptance of which might, in the Company’s judgment or in the judgment of the exchange agent or their counsel, be unlawful. The Company and the exchange agent also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offers as to particular Subject Securities either before or after the expiration date (including the right to waive the ineligibility of any security holder who seeks to tender Subject Securities in the exchange offers). The interpretation of the terms and conditions of the exchange offers (including the applicable letter of transmittal and the instructions) by the Company will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Subject Securities for exchange must be cured within the period of time the Company determines. The Company and the exchange agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Subject Securities for exchange but will not incur any liability for failure to give the notification. The Company will not deem Subject Securities tendered until irregularities have been cured or waived.

If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the applicable letter of transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, the signatory should so indicate when signing, and, unless waived by the Company, submit proper evidence of the person’s authority to so act, which evidence must be satisfactory to the Company in its sole discretion.

Any beneficial owner of the Subject Securities whose Subject Securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Subject Securities in either of the exchange offers should contact the nominee promptly and instruct the nominee to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the applicable letter of transmittal and tendering Subject Securities, make appropriate arrangements to register ownership of the Subject Securities in the beneficial owner’s name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Acceptance of Subject Securities for Exchange; Delivery of Common Stock

Upon satisfaction or waiver, as permitted, of all of the conditions to the applicable exchange offer, and assuming the Company has not previously elected to terminate such exchange offer, the Company will accept any and all Notes or Units, as applicable, that are properly tendered and not validly withdrawn prior to 12:00 a.m., New York City time, on the expiration date of the applicable exchange offer. The Company will deliver (or cause to be delivered) the Common Stock promptly after acceptance of the Subject Securities. For purposes of the exchange offers, the Company will be deemed to have accepted validly tendered Subject Securities, when, as, and if the Company has given oral or written notice of its acceptance of the Subject Securities to the exchange agent.

In all cases, the issuance of Common Stock for Subject Securities that are accepted for exchange pursuant to the exchange offers will be made only after timely receipt by the exchange agent of the Subject Securities, a properly completed and duly executed letter of transmittal and all other required documents (or of confirmation of a book-entry transfer of the Subject Securities into the exchange agent’s account at a book-entry transfer facility and the receipt of an Agent’s Message). The Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of either of the exchange offers. If any tendered Subject Securities are not accepted for any reason, those unaccepted Subject Securities will be returned without expense to the tendering security holder thereof as promptly as practicable after the termination, expiration or withdrawal of the applicable exchange offer.

Settlement Date

The settlement date in respect of any Subject Securities that are validly tendered prior to the expiration date of the applicable exchange offer is expected to be promptly following such expiration date and is anticipated to be March 20, 2012 for each exchange offer.

Withdrawal Rights

Tenders of the Subject Securities may be withdrawn by delivery of (1) a computer-generated notice of withdrawal to the exchange agent, transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC or (2) a written notice to the exchange agent, at its address listed on the back cover page of this prospectus, in either case at any time prior to 12:00 a.m., New York City time, on the expiration date of the applicable exchange offer, which will be March 12, 2012. Any written notice of withdrawal must (1) specify the name of the person having deposited the Subject Securities to be withdrawn, (2) identify the Subject Securities to be withdrawn (including the certificate number or numbers and principal amount of the Subject Securities, as applicable), and (3) be signed by the security holder in the same manner as the original signature on the letter of transmittal by which the Subject Securities were tendered and must be guaranteed by an eligible institution. Any questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole and absolute discretion. The Subject Securities so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the applicable exchange offer. Any Subject Securities which have been tendered for exchange but which are withdrawn will be returned to the security holder without cost to the security holder promptly after withdrawal. Properly withdrawn Subject Securities may be re-tendered by following one of the procedures described under “— Procedures for Tendering Subject Securities” at any time on or prior to 12:00 a.m., New York City time, on the applicable expiration date. In addition, if not previously returned, Subject Securities tendered in the exchange offers that are not accepted by us for exchange may be withdrawn on or after April 10, 2012.

Dealer Managers

Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC have been appointed as the dealer managers for each of the exchange offers. As dealer managers for the exchange offers, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC will perform services customarily provided by investment banking firms acting as dealer managers of exchange offers of a like nature, including, but not limited to, soliciting tenders of the Subject Securities pursuant to the exchange offers and communicating generally regarding the exchange offers with brokers, dealers, commercial banks and trust companies and other persons, including the holders of the Subject Securities. The dealer managers will receive customary compensation for such services and will be reimbursed for reasonable out-of-pocket expenses incurred in performing their services, including reasonable fees and expenses of legal counsel. We will also indemnify the dealer managers against certain liabilities and expenses in connection with the exchange offers, including liabilities under the federal securities laws.

The dealer managers and their affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. The dealer managers have received, and may in the future receive, customary compensation from us and our subsidiaries for such services. The dealer managers have acted as underwriters and initial purchasers of equity and debt securities issued by us in public and private offerings, including having acted as initial purchasers of the convertible notes, and may continue to do so from time to time.

The dealer managers and their affiliates may from time to time hold Notes, shares of our Common Stock, Units and other securities of ours in their proprietary accounts, which holdings may be substantial. The dealer managers and their affiliates currently hold Notes and Units, and, to the extent they own Notes and Units in these accounts at the time of the exchange offers, the dealer managers and their affiliates may tender such Notes or Units for exchange pursuant to the applicable exchange offer. During the course of the exchange offers, the dealer managers and their affiliates may trade Notes, shares of our Common Stock and Units or effect transactions in other securities of ours for their own accounts or for the accounts of their customers. As a result, the dealer managers and their affiliates may hold a long or short position in the Notes, our Common Stock, the Units or other of our securities.

Exchange Agent

American Stock Transfer & Trust Company has been appointed as the exchange agent for each of the exchange offers. We have agreed to pay the exchange agent reasonable and customary fees for its services. We will also indemnify the exchange agent against certain liabilities and expenses in connection with the exchange offers, including liabilities under the federal securities laws. All completed letters of transmittal and Agent’s Messages should be directed to the exchange agent at one of the addresses set forth below. All questions regarding the procedures for tendering in the exchange offers and requests for assistance in tendering your Notes or Units also should be directed to the exchange agent at one of the following telephone numbers or addresses:

If Delivering by Mail:	If Delivering by Hand or Courier:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
By facsimile (For Eligible Institutions Only): (718) 234-5001 Confirm by Telephone: (718) 921-8317 Toll free: (877) 248-6417

Information Agent

D.F. King & Co., Inc. has been appointed as the information agent for each of the exchange offers. We have agreed to pay the information agent reasonable and customary fees for its services and will reimburse the information agent for its reasonable out-of-pocket expenses. We will also indemnify the information agent against certain liabilities and expenses in connection with the exchange offer, including liabilities under the federal securities laws. Any questions and requests for assistance, or requests for additional copies of this prospectus or of the accompanying letters of transmittal should be directed to the information agent toll-free at (800) 859-8509.

Fees and Expenses

Tendering holders of outstanding Subject Securities will not be required to pay any expenses of soliciting tenders in either of the exchange offers, including any fee or commission payable to the dealer managers. However, if a tendering holder handles the transactions through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions. We will bear the fees and expenses relating to each of the exchange offers. Fees and expenses in connection with the exchange offers, assuming all outstanding Notes and Units are tendered and accepted, are estimated to be approximately $1.3 million, including the fees of the dealer managers, the exchange agent, the information agent, the financial printer, counsel, accountants and other professionals.

Accounting Treatment

To the extent Subject Securities are tendered and accepted by us, we expect to account for the exchange offers as a conversion of the Subject Securities in equity securities, net of any expenses associated with the exchange offers.

For Notes validly tendered and accepted and retired by us, we will recognize an inducement expense equal to the fair value of all securities or other consideration transferred in the exchange of the Notes in excess of the fair value of securities issuable pursuant to the original conversion terms.

We will estimate the value of the consideration surrendered to security holders attributable to the debt and equity components of the Units. We will compare the estimated fair value attributable to the debt component of the Units to the carrying value of the debt component of the tendered and accepted Units. If the estimated fair value of the debt component of the tendered and accepted Units is greater than the carrying value of that debt, we will record a loss in our statement of operations, and if the estimated fair value of the debt component is less than the carrying value of the tendered and accepted Units, we will record a gain in our statement of operations. The gain or loss will equal the difference between the estimated fair value and the carrying value of the debt component of the tendered and accepted Units.

We expect to record the net result of the induced conversion charge and the gain/loss on settlement of a convertible instrument related to these exchange offers as a debt extinguishment charge. We will also recognize an extinguishment of the related liabilities and an increase in common stock and additional paid-in capital related to these exchange offers.

Appraisal Rights

There are no dissenter’s rights or appraisal rights with respect to either of the exchange offers.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Notes and Units pursuant to the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing Notes or Units for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Notes or Units tendered;

•	shares of common stock are to be delivered to, or issued in the name of, any person other than the registered holder of the Notes or Units;

•	tendered Notes or Units are registered in the name of any person other than the person signing the applicable letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Notes or Units under the exchange offers.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Future Purchases

Following completion of each of the exchange offers, we may repurchase additional Notes or Units that remain outstanding in the open market, in privately negotiated transactions or otherwise. Future purchases of Notes or Units that remain outstanding after the exchange offers may be on terms that are more or less favorable than the exchange offers. However, Exchange Act Rule 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Notes or Units other than pursuant to the applicable exchange offer until 10 business days after the expiration date of such exchange offer, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

Additional Information

Pursuant to Exchange Act Rule 13e-4 we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), which contains additional information with respect to the exchange offers. We will file an amendment to the Schedule TO to report any material changes in the terms of the exchange offers and to report the final results of the exchange offers as required by Exchange Act Rule 13e-4(c)(3) and 13e-4(c)(4), respectively. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “Where You Can Find Additional Information” and “Documents Incorporated by Reference.”

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 180,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which are incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Common Stock

Holders of our Common Stock are entitled to one vote per share with respect to each matter submitted to a vote of our stockholders, subject to voting rights that may be established for shares of our preferred stock, if any. Except as may be provided in connection with our preferred stock or as otherwise may be required by law or our amended and restated certificate of incorporation, our Common Stock is the only capital stock entitled to vote in the election of directors. Our Common Stock does not have cumulative voting rights.

Subject to the rights of holders of our preferred stock, if any, holders of our Common Stock are entitled to receive dividends and distributions lawfully declared by our board of directors. If we liquidate, dissolve, or wind up our business, whether voluntarily or involuntarily, holders of our Common Stock will be entitled to receive any assets available for distribution to our stockholders after we have paid or set apart for payment the amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series of preferred stock.

The shares of our Common Stock issued through the Notes exchange offer and the Units exchange offer will be fully paid and nonassessable. Our Common Stock does not have any preemptive, subscription or conversion rights. We may issue additional shares of our authorized but unissued Common Stock as approved by our board of directors from time to time, without stockholder approval, except as may be required by law or applicable stock exchange requirements.

Preferred Stock

Our board of directors has been authorized to provide for the issuance of shares of our preferred stock in multiple series without the approval of stockholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms:

•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether there are any limitations on the declaration or payment of dividends on common stock while any series of preferred stock is outstanding;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable to you for each share you own if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	whether the shares will be subject to a purchase, retirement or sinking fund and the manner in which such fund shall be applied to the redemption of the shares;

•	voting rights applicable to the series of preferred stock; and

•	any other rights, preferences or limitations of such series.

Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our Common Stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Protective Provision of Amended and Restated Certificate of Incorporation

Our Amended and Restated Certificate of Incorporation includes a provision that is intended to help preserve certain tax benefits primarily associated with the Company’s net operating losses (the “Protective Provision”).

Prohibited Transfers. The Protective Provision generally restricts any direct or indirect transfer (such as transfers of the Company’s stock that result from the transfer of interests in other entities that own the Company’s stock) if the effect would be to:

•	increase the direct or indirect ownership of our stock by any Person (as defined below) from less than 4.95% to 4.95% or more; or

•	increase the percentage of our Common Stock owned directly or indirectly by a Person owning or deemed to own 4.95% or more of our Common Stock.

“Person” means any individual, firm, corporation or other legal entity, including persons treated as an entity pursuant to Treasury Regulation § 1.382-3(a)(1)(i), and includes any successor (by merger or otherwise) of such entity.

Restricted transfers include sales to Persons whose resulting percentage ownership (direct or indirect) of our Common Stock would exceed the 4.95% thresholds discussed above or to Persons whose direct or indirect ownership of our Common Stock would by attribution cause another Person to exceed such threshold. Common Stock ownership rules prescribed by the Code and regulations issued thereunder (the “Treasury Regulations”) will apply in determining whether a Person is a 4.95% stockholder under the Protective Provision. A transfer from one member of a “public group” (as that term is defined under Section 382 of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), and applicable Treasury Regulations (“Section 382”)) to another member of the same public group does not increase the percentage of our Common Stock owned directly or indirectly by the public group, and, therefore, such transfers are not restricted. For purposes of determining the existence and identity of, and the amount of our Common Stock owned by, any stockholder, we will be entitled to rely on the existence or absence of certain public securities filings as of any date, subject to our actual knowledge of the ownership of our Common Stock. The Protective Provision includes the right to require a proposed transferee, as a condition to registration of a transfer of our Common Stock, to provide all information reasonably requested regarding such person’s direct and indirect ownership of our Common Stock.

These transfer restrictions may result in the delay or refusal of certain requested transfers of our Common Stock or may prohibit ownership (thus requiring dispositions) of our Common Stock due to a change in the relationship between two or more persons or entities or to a transfer of an interest in an entity other than the Company that, directly or indirectly, owns our Common Stock. The transfer restrictions will also apply to proscribe the creation or transfer of certain “options” (which are broadly defined by Section 382) with respect to our Common Stock to the extent that, in certain circumstances, the creation, transfer or exercise of the option would result in a proscribed level of ownership.

Consequences of Prohibited Transfers.     Any direct or indirect transfer attempted in violation of the Protective Provision will be void as of the date of the prohibited transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of our Common Stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) will not be recognized as the owner of the shares owned in violation of the Protective Provision for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such Common Stock, or in the case of options, receiving Common Stock in respect of their exercise. Common Stock purportedly acquired in violation of the Protective Provision is referred to herein as “excess stock.”

In addition to a prohibited transfer being void as of the date it is attempted, upon demand, the purported transferee must transfer the excess stock to the Company’s agent along with any dividends or other distributions paid with respect to such excess stock. The Company’s agent is required to sell such excess stock in an arm’s-length transaction (or series of transactions) that would not constitute a violation under the Protective Provision. The net proceeds of the sale, together with any other distributions with respect to such excess stock received by the Company’s agent, after deduction of all costs incurred by the agent, will be distributed first to the purported transferee in an amount, if any, up to the cost (or in the case of gift, inheritance or similar transfer, the fair market value of the excess stock on the date of the prohibited transfer) incurred by the purported transferee to acquire such excess stock, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary. If the excess stock is sold by the purported transferee, such person will be treated as having sold the excess stock on behalf of the agent and will be required to remit all proceeds to the Company’s agent (except to the extent the Company grants written permission to the purported transferee to retain an amount not to exceed the amount such person otherwise would have been entitled to retain had the Company’s agent sold such shares).

To the extent permitted by law, any stockholder who knowingly violates the Protective Provision will be liable for any and all damages the Company suffers as a result of such violation, including damages resulting from any limitation in the Company’s ability to use its net operating losses and unrealized tax losses (collectively, “NOLs”) and any professional fees incurred in connection with addressing such violation.

With respect to any transfer of Common Stock that does not involve a transfer of our “securities” within the meaning of the Delaware General Corporation Law but that would cause any stockholder of 4.95% or more of our stock to violate the Protective Provision, the following procedure will apply in lieu of those described above: in such case, such stockholder and/or any person whose ownership of our securities is attributed to such stockholder will be deemed to have disposed of (and will be required to dispose of) sufficient securities, simultaneously with the transfer, to cause such holder not to be in violation of the Protective Provision, and such securities will be treated as excess stock to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such stockholder or such other person that was the direct holder of such excess stock from the proceeds of sale by the agent being the fair market value of such excess stock at the time of the prohibited transfer.

Public Groups; Modification and Waiver of Transfer Restrictions.    In order to facilitate sales by stockholders into the market, the Protective Provision permits otherwise prohibited transfers of our Common Stock where the transferee is a public group. These permitted transfers include transfers to new public groups that would be created by the transfer and would be treated as a 4.95% stockholder.

In addition, the Board of Directors has the discretion to approve a transfer of our Common Stock that would otherwise violate the transfer restrictions if it determines that the transfer is in stockholders’ best interests. In deciding whether to grant a waiver, the Board of Directors may seek the advice of counsel and tax experts with respect to the preservation of the Company’s federal tax attributes pursuant to Section 382. In addition, the Board of Directors may request relevant information from the acquirer and/or selling party in order to determine compliance with the Protective Provision or the status of the Company’s federal income tax benefits, including an opinion of counsel selected by the Board of Directors (the cost of which will be borne by the transferor and/or the transferee) that the transfer will not result in a limitation on the use of the NOLs under Section 382. If the Board of Directors decides to grant a waiver, it may impose conditions on the acquirer or selling party.

In the event of a change in law, the Board of Directors is authorized to modify the applicable allowable percentage ownership interest (currently 4.95%), to modify any of the definitions, terms and conditions of the transfer restrictions or to eliminate the transfer restrictions, provided that the Board of Directors determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve the NOLs or that the continuation of these restrictions is no longer reasonably necessary for such purpose, as applicable. Stockholders will be notified of any such determination through a filing with the SEC or such other method of notice as the Secretary of the Company shall deem appropriate.

The Protective Provision will expire on the earliest of (i) the Board of Directors’ determination that the Protective Provision is no longer necessary for the preservation of the Company’s NOLs because of the amendment or repeal of Section 382 or any successor statute, (ii) the beginning of a taxable year to which the Board of Directors determines that none of the Company’s NOLs may be carried forward (iii) such date as the Board of Directors otherwise determines that the Protective Provision is no longer necessary for the preservation of the Company’s NOLs and (iv) November 12, 2013.

Rights Agreement

Our Board of Directors has adopted, and our stockholders have approved a Rights Agreement pursuant to which holders of our Common Stock will be entitled to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock if any Acquiring Person (as defined in the Rights Agreement) acquires beneficial ownership of 4.95% or more of our Common Stock or if a tender offer or exchange offer is commenced that would result in a person or group acquiring beneficial ownership of 4.95% or more of our Common Stock. The exercise price per right is $50, subject to adjustment. These provisions of the Rights Agreement could have certain anti-takeover effects because the rights provided to holders of our Common Stock under the Rights Agreement will cause substantial dilution to a person or group that acquires our Common Stock or engages in other specified events without the rights under the agreement having been redeemed or in the event of an exchange of the rights for Common Stock as permitted under the agreement.

Limitation on Directors’ Liability

Our amended and restated certificate of incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law, that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our amended and restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated bylaws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law or by other applicable law. In addition, to the fullest extent authorized by Delaware law, we will advance funds to certain directors and officers sufficient for the payment of all expenses in connection with the investigation of, response to, defense (including any appeal) of or settlement of any proceeding. The indemnification and advancement of expenses provided in our bylaws shall be deemed independent of, and is deemed exclusive of or a limitation on, any other rights to which any person seeking indemnification or advancement of expenses may be entitled or acquired under any statute, provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or of disinterested directors or otherwise, both as to such person’s official capacity and as to action in another capacity while holding such office. In addition, our bylaws provide that the corporation may purchase and maintain liability insurance for directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the corporation.

In addition, we have entered into indemnification agreements with each of our executive officers and directors providing such officers and directors indemnification and expense advancement and for the continued coverage of such person under our directors’ and officers’ insurance programs.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law prohibits a defined set of transactions between a Delaware corporation, such as us, and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This prohibition is effective unless:

•	the business combination is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

•

the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Special Bylaw Provisions

Our amended and restated bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions provide that the stockholder must give written notice to our Secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date of our notice of annual meeting for the preceding year’s annual meeting; provided, however, that in the event that the date of the meeting is changed by more than 30 days from the anniversary date of the preceding year’s annual meeting, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made. The notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the bylaws. Such requirement is in addition to those set forth in the regulations adopted by the SEC under the Exchange Act.

Transfer Agent and Registrar

American Stock Transfer & Trust Company serves as the registrar and transfer agent for the Common Stock.

Stock Exchange Listing

Our Common Stock is listed on the New York Stock Exchange. The trading symbol for our Common Stock is “BZH.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations related to the exchange of Notes or Units for Common Stock pursuant to the exchange offers and of the ownership and disposition of Common Stock received upon the exchanges.

This summary is based on the provisions of the Code, Treasury Regulations promulgated thereunder, judicial authorities and administrative rulings, all as in effect as of the date of this registration statement and all of which are subject to change, possibly with retroactive effect. This summary does not address the U.S. federal income tax consequences to holders that do not hold Notes or Units as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address any aspect of foreign, state, local, estate, gift or other tax law that may be applicable to a holder.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to a holder that may be subject to special rules, such as:

•	a bank, insurance company or other financial institution,

•	an S corporation,

•	a regulated investment company or real estate investment trust,

•	a tax exempt investor,

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a person who holds a Note, a Unit or Common Stock as a position in a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated transaction for tax purposes,

•	a U.S. expatriate, “controlled foreign corporation” or “passive foreign investment company,”

•	a person subject to the alternative minimum tax, or

•	a “U.S. holder” (as defined below) whose functional currency is not the U.S. dollar.

If an entity classified as a partnership for U.S. federal income tax purposes holds Notes, Units or Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding Notes, Units or Common Stock, or a partner in such a partnership, you should consult your tax advisor.

This summary of material U.S. federal income tax considerations is for general information only and is not tax advice. Holders are urged to consult their tax advisors regarding the particular U.S. federal income tax consequences to them of the exchange offers and of owning Common Stock, as well as any tax consequences arising under the U.S. federal estate or gift tax laws, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Characterization of Notes and Units

Notes

We have consistently treated the Notes as equity for U.S. federal income tax purposes, and the remainder of this discussion assumes that such treatment is correct. Such treatment, however, is not binding on the Internal Revenue Service (“IRS”) or the courts, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a different treatment which could result in U.S. federal income tax consequences that would differ significantly from those described below.

Units

We have consistently treated, and by acquiring a Unit each holder has agreed to treat, each Unit as an investment unit composed of two separate instruments for U.S. federal income tax purposes, (i) a prepaid purchase contract for our Common Stock, and (ii) an amortizing note that is indebtedness for U.S. federal income tax purposes. Such treatment, however, is not binding on the IRS or the courts, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a different treatment which could result in U.S. federal income tax consequences that would differ significantly from those described below.

U.S. Holders

This section applies to you if you are a U.S. holder. As used herein, a “U.S. holder” is a beneficial owner of Notes or Units that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation (or other entity classified as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Exchange of Notes for Common Stock Pursuant to the Notes Exchange Offer

The exchange of Notes for Common Stock pursuant to the Notes exchange offer should be treated as a recapitalization for U.S. federal income tax purposes, and as a result a U.S. holder should not recognize gain or loss upon the exchange. A U.S. holder will have a tax basis in the Common Stock received equal to such U.S. holder’s tax basis in the Notes surrendered. A U.S. holder’s holding period for the Common Stock will include its holding period for the Notes surrendered.

Exchange of Units for Common Stock Pursuant to the Units Exchange Offer

As discussed above under “Characterization of Notes and Units,” each Unit is treated as an investment unit composed of two separate instruments for U.S. federal income tax purposes, (i) a prepaid purchase contract for our Common Stock, and (ii) an amortizing note that is indebtedness for U.S. federal income tax purposes. Accordingly, a U.S. holder that exchanges Units for Common Stock in the Units exchange offer will be treated as engaging in two exchanges: (i) an exchange of the purchase contract for Common Stock and (ii) an exchange of an amortizing note for Common Stock. The shares of Common Stock received by a U.S. holder must be allocated between these two exchanges.

Exchange of Purchase Contract for Common Stock.    Although there is no authority directly on point and therefore the matter is not free from doubt, we intend to treat the exchange of a purchase contract for Common Stock as an early settlement of such purchase contract. Under this treatment,

•	U.S. holders will not recognize any gain or loss on the exchange,

•	a U.S. holder’s tax basis in the Common Stock received will be equal to its tax basis in the purchase contract, and

•	a U.S. holder’s holding period for the Common Stock received in the exchange will begin the day after that stock is received.

Alternatively, the exchange of a purchase contract for our Common Stock could be treated as a recapitalization. In that case, the consequences to U.S. holders would be the same as those described in the bullet points above, except that a U.S. holder’s holding period would include its holding period for the Unit.

Exchange of Amortizing Notes for Common Stock.    The treatment of the exchange of an amortizing note for Common Stock will depend on whether such amortizing note constitutes a security for U.S. federal income tax purposes. The term “security” is not defined in the Code or in Treasury Regulations and has not been clearly defined by judicial decisions. The determination of whether a particular debt instrument constitutes a security depends on an evaluation of the overall nature of the debt instrument. One of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. In general, debt instruments with a maturity at issuance of less than five years do not constitute securities. Based on the terms of the amortizing notes, including their stated maturity of approximately 3.25 years, we believe, and the remainder of this discussion assumes, that the amortizing notes are not “securities” for U.S. federal income tax purposes.

Accordingly, a U.S. holder’s exchange of an amortizing note for Common Stock should be a taxable transaction, the consequences of which are summarized below:

•

The U.S. holder will recognize gain or loss in an amount equal to the difference between (i) the fair market value of Common Stock received (reduced by the amount of any Common Stock treated as received in respect of accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income) and (ii) the holder’s tax basis in the amortizing note.

•

Subject to the discussion below regarding the market discount rules, any such gain or loss will be treated as capital gain or loss and will be long-term capital gain or loss if the holder’s holding period for the amortizing note exceeded one year on the date of the exchange. Long-term capital gains recognized by non-corporate U.S. holders are taxed at a maximum U.S. federal income tax rate of 15% under current law. The deductibility of capital losses is subject to limitations.

•	The holder’s tax basis in the Common Stock generally should equal the fair market value of the Common Stock on the date of the exchange.

•	The holder’s holding period for the Common Stock received in the exchange will begin the day after that stock is received.

If a U.S. holder’s basis in an amortizing note immediately after its purchase of a Unit (other than in the initial offering of Units) was less than the stated redemption price of the note, then (subject to a de minimis exception) the difference would be treated as market discount for U.S. federal income tax purposes. Under the market discount rules, any gain recognized on the exchange of an amortizing note for Common Stock generally would be treated as ordinary interest income to the extent of market discount accrued during the U.S. holder’s holding period for the note, unless the holder had elected to include the market discount in income as it accrued.

Taxation of Common Stock Received in the Exchange Offers

Distributions

In general, distributions paid on shares of our Common Stock (other than certain pro rata distributions of Common Stock) will be treated as a dividend to the extent of our current or accumulated earnings and profits, and will be includible in income by a U.S. holder as ordinary dividend income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital (up to the holder’s tax basis in the Common Stock) and thereafter as gain from the sale or exchange of such Common Stock. Dividends received by a non-corporate U.S. holder in tax years beginning prior to January 1, 2013 will be eligible to be taxed at reduced rates if the holder meets certain holding period and other applicable requirements. Dividends received by corporate U.S. holders will be eligible for the dividends-received deduction if the U.S. holder meets certain holding period and other applicable requirements.

Sale or Other Disposition

Upon the sale, exchange or other disposition of shares of our Common Stock, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or other disposition and the U.S. holder’s tax basis in the shares of Common Stock. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the shares of Common Stock is more than one year on the date of the sale, exchange or other disposition. Long-term capital gains of non-corporate U.S. holders recognized in taxable years beginning before January 1, 2013 are generally subject to a 15% maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

This section applies to you if you are a non-U.S. holder. As used herein, the term “non-U.S. holder” means a beneficial owner of a Note or Unit that is not a U.S. holder and not a partnership (or other entity classified as a partnership for tax purposes).

Exchange of Notes for Common Stock Pursuant to the Notes Exchange Offer

A non-U.S. holder generally will not be subject to U.S. federal income tax on the exchange of Notes for Common Stock, regardless of whether we are classified as a United States real property holding corporation (a “USRPHC”). In general, a domestic corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the fair market value its trade or business and real property assets.

Exchange of Units for Common Stock Pursuant to the Units Exchange Offer

As discussed above under “Characterization of Notes and Units,” each Unit is treated as an investment unit composed of two separate instruments for U.S. federal income tax purposes, (i) a prepaid purchase contract for our Common Stock, and (ii) an amortizing note that is indebtedness for U.S. federal income tax purposes. Accordingly, a non-U.S. holder that exchanges Units for Common Stock in the Units exchange offer will be treated as engaging in two exchanges: (i) an exchange of the purchase contract for Common Stock and (ii) an exchange of an amortizing note for Common Stock.

Exchange of Purchase Contract for Common Stock.    A non-U.S. holder generally will not be subject to U.S. federal income tax on the exchange of a purchase contract for Common Stock, regardless of whether we are a classified as a USRPHC.

Exchange of Amortizing Note for Common Stock.    A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on the exchange of an amortizing note for Common Stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange, and certain other conditions are met.

Additionally, a non-U.S. holder generally will not be subject to U.S. federal withholding tax on any amount realized on the exchange that is properly allocable to accrued interest on the amortizing notes, provided that the non-U.S. holder:

•	does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	is not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

provides or has provided the holder’s name and address, and certifies, under penalties of perjury, that the holder is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)), or, if the holder holds the amortizing notes through certain foreign intermediaries, such holder and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If a non-U.S. holder cannot satisfy the requirements described above, such non-U.S. holder will be subject to a 30% U.S. federal withholding tax unless the non-U.S. holder provides or has provided a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business.

Taxation of Common Stock Received in the Exchange Offers

Distributions

Distributions with respect to our Common Stock that are treated as dividends, as described above under “— U.S. holders — Taxation of Common Stock Received in the Exchange — Distributions,” paid to a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable treaty so long as the non-U.S. holder can provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty. If, however, the dividends are (i) effectively connected with a trade or business carried on by the non-U.S. holder within the United States and (ii) if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder, such dividends will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates but will not be subject to U.S. withholding tax if certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

If we are or have been a USRPHC as described above, distributions to non-U.S. holders that are not dividends will be subject to withholding of U.S. federal income tax at a 10% rate. Any such withholding will be creditable against the non-U.S. holder’s U.S. income tax liability, and a non-U.S. holder may be able to claim a refund for any such withholding taxes imposed on return of capital distributions up to the non-U.S. holder’s adjusted tax basis in our shares, if such non-U.S. holder files a federal income tax return.

Sale or Other Disposition

Any gain realized on the sale or other disposition of our Common Stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a USRPHC.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual

non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to the third bullet point above, because we may currently be or become a USRPHC, certain non-U.S. holders may be subject to U.S. federal income tax on gain realized on a sale or other disposition of the Common Stock. However, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will not be subject to U.S. federal income tax on the disposition of Common Stock unless the holder actually or constructively owns more than 5% of our Common Stock at any time during the five-year period ending on the date of disposition or, if shorter, the holder’s holding period for the Common Stock. The rules related to dispositions of interests in USRPHCs are complex and we urge non-U.S. holders to consult their own tax advisors regarding the potential application of these rules to their situations.

Information Reporting and Backup Withholding

Dividend payments made with respect to shares of our Common Stock and proceeds from the sale, exchange or other disposition of shares of our Common Stock may be subject to information reporting requirements, and to possible U.S. backup withholding (currently at a rate of 28%). Backup withholding is not an additional tax. Rather, the amount of any backup withholding imposed on a payment to a holder will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

U.S. Holders.    In general, backup withholding will apply with respect to reportable payments made to a U.S. holder unless (i) the U.S. holder is a corporation or other exempt recipient and, if required, demonstrates such exemption, or (ii) the U.S. holder furnishes the payor with a taxpayer identification number on IRS Form W-9 in the manner required, certifies under penalty of perjury that such U.S. holder is not currently subject to backup withholding and otherwise complies with the backup withholding requirements.

Non-U.S. Holders.    A non-U.S. holder may be required to certify as to its non-U.S. status on IRS Form W-8BEN (or other applicable form) in order to establish an exemption from backup withholding. The payment of proceeds of a sale of Common Stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or otherwise establish an exemption from such withholding. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interests in the partnership, backup withholding will not apply but such payments nonetheless will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

“FATCA” Withholding Tax on Certain Dividends and Sales Proceeds

Under legislation enacted in 2010, dividend payments, and the payment of gross proceeds of a disposition of our Common Stock, to a “foreign financial institution” (as specially defined for this purpose) generally will be subject to U.S. federal withholding tax of 30%, unless the institution enters into an agreement with the U.S.

government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of the institution (including certain equity and debt holders of the institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation generally also provides for a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our Common Stock paid to a foreign entity that is not a foreign financial institution, unless the entity provides the withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally include any U.S. person who directly or indirectly owns more than 10 percent of the entity (or more than zero percent in the case of some entities), or (ii) a certification that the entity does not have any substantial U.S. owners. The withholding taxes described above will apply to dividend payments made after December 31, 2013 and payments of gross proceeds made after December 31, 2014. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of any taxes withheld under this legislation. Holders should consult with their own tax advisors regarding the possible implications of these rules on their investment in our Common Stock.

INTERESTS OF DIRECTORS AND OFFICERS

As of February 28, 2012, two of our executive officers beneficially owned an aggregate amount of 1,560 Units and 1,467 Notes. Our President and Chief Executive Officer, Allan P. Merrill, held 1,000 Units and 1,000 Notes and our Executive Vice President and Chief Financial Officer, Robert L. Salomon, held 560 Units and 467 Notes, representing 0.052 percent and 0.064 percent of the total number of outstanding Units and Notes, respectively. To our knowledge, other than Allan P. Merrill and Robert L. Salomon, none of our directors, other executive officers or controlling persons, or any of their affiliates, beneficially own any Subject Securities or will be tendering any Subject Securities pursuant to the exchange offers. Our executive officers Allan P. Merrill and Robert L. Salomon are entitled to participate in the exchange offers on the same basis as other holders, and they have advised us that they intend to tender all of their Subject Securities in the exchange offers (including Subject Securities they are deemed beneficially to own). As a result, our executive officers will cease to own any Subject Securities.

The following table sets forth, as of February 28, 2012, the aggregate number and percentage of Subject Securities that were beneficially owned by our executive officers, Allan P. Merrill and Robert L. Salomon. The address of each person listed is c/o Secretary at Beazer Homes USA, Inc., 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328.

Name of Beneficial Owner	Number of Notes Beneficially Owned	Percent of Outstanding	Number of Units Beneficially Owned	Percent of Outstanding
Executive Officers:
Allan P. Merrill	1,000	0.043%	1,000	0.033%
Robert L. Salomon	467	0.020%	560	0.019%

Neither we nor any of our subsidiaries nor, to our knowledge, any of our directors, executive officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the Notes or Units during the 60 days prior to the date hereof.

LEGAL MATTERS

The validity of the Common Stock being offered by this prospectus will be passed upon for us by King & Spalding LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the dealer managers by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 and the effectiveness of Beazer Homes USA, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The Dealer Managers for the exchange offers are:

Citi

390 Greenwich Street, First Floor

New York, New York 10013

Attn: Equity Capital Markets Group

Banks and Brokers call: (212) 723-7367

Toll free: (877) 531-8365

and

Credit Suisse

Eleven Madison Avenue

New York, New York 10010

Attn: Equity Linked Origination

Banks and Brokers call: (212) 325-2130

Toll free: (800) 820-1653

The Information Agent for the exchange offers is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call: (212) 269-5550

Toll free: (800) 859-8509

The Exchange Agent for the exchange offers is:

American Stock Transfer & Trust Company

By facsimile

(For Eligible Institutions Only):

(718) 234-5001

Confirm by Telephone:

(718) 921-8317

Toll free: (877) 248-6417

By Mail:	By Hand or Courier:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219